Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

VERSUM MATERIALS, INC.

and

ENTEGRIS, INC.

Dated as of January 27, 2019

TABLE OF CONTENTS

		Page

	Article I

	The Merger

1.1.	The Merger	6
1.2.	Closing	6
1.3.	Effective Time	6

	Article II

	Merger Consideration; Effect of the Merger on Capital Stock

2.1.	Merger Consideration; Conversion of Shares of Versum Common Stock	6
2.2.	Conversion of Shares of Versum Common Stock	7
2.3.	Treatment of Equity Awards	7

	Article III

	Delivery of Merger Consideration; Procedures for Surrender

3.1.	Exchange Agent	10
3.2.	Procedures for Surrender	10
3.3.	Distributions with Respect to Unexchanged Shares of Versum Common Stock; Voting	11
3.4.	No Transfers	12
3.5.	Fractional Shares	12
3.6.	Termination of Exchange Fund	12
3.7.	Lost, Stolen or Destroyed Certificates	13
3.8.	Withholding Rights	13
3.9.	Adjustments to Prevent Dilution	13
3.10.	No Liability	13

	Article IV

	Governance and Additional Matters

4.1.	Combined Company Governance and Additional Matters	14

	Article V

	Mutual Representations and Warranties of Versum and Entegris

5.1.	Organization, Good Standing and Qualification	15
5.2.	Subsidiaries	16

-i-

5.3.	Corporate Authority; Approval	16
5.4.	Governmental Filings; No Violations; Certain Contracts	16
5.5.	Reports; Internal Controls	17
5.6.	Financial Statements	19
5.7.	Absence of Certain Changes or Events	19
5.8.	Litigation and Liabilities	19
5.9.	Employee Benefits	20
5.10.	Labor Matters	22
5.11.	Compliance with Laws; Licenses	23
5.12.	Takeover Statutes	24
5.13.	Environmental Matters	25
5.14.	Tax Matters	25
5.15.	Intellectual Property	27
5.16.	Insurance	28
5.17.	Material Contracts	28
5.18.	Title to Assets	30
5.19.	Real Property	30
5.20.	Affiliate Transactions	31
5.21.	No Other Representations or Warranties; Non-Reliance	31

	Article VI

	Individual Representations and Warranties of Versum and Entegris

6.1.	Entegris Capital Structure	32
6.2.	Entegris Recommendation and Fairness	33
6.3.	Entegris Brokers and Finders	33
6.4.	Entegris Voting Requirements	33
6.5.	Versum Capital Structure	33
6.6.	Versum Recommendation and Fairness	34
6.7.	Versum Brokers and Finders	35
6.8.	Versum Voting Requirements	35

	Article VII

	Covenants

7.1.	Interim Operations	35
7.2.	Acquisition Proposals; Change of Recommendation	40
7.3.	Proxy/Prospectus Filing; Information Supplied	44
7.4.	Stockholders Meetings	46
7.5.	Cooperation; Efforts to Consummate	48
7.6.	Status; Notifications	50
7.7.	Financing and Indebtedness	51
7.8.	Information; Access and Reports	51
7.9.	Stock Exchange Listing and Delisting	52
7.10.	Publicity	52

-ii-

7.11.	Employee Benefits	53
7.12.	Certain Tax Matters	55
7.13.	Expenses	55
7.14.	Indemnification; Directors’ and Officers’ Insurance	56
7.15.	Takeover Statutes	58
7.16.	Dividends	58
7.17.	Section 16 Matters	58
7.18.	Stockholder Litigation	58

	Article VIII

	Conditions

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	59
8.2.	Conditions to Obligations of Entegris	60
8.3.	Conditions to Obligation of Versum	61

	Article IX

	Termination

9.1.	Termination by Mutual Written Consent	62
9.2.	Termination by Either Versum or Entegris	62
9.3.	Termination by Entegris	63
9.4.	Termination by Versum	63
9.5.	Effect of Termination and Abandonment	64

	Article X

	Miscellaneous and General

10.1.	Survival	67
10.2.	Amendment; Waiver	68
10.3.	Counterparts	68
10.4.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	68
10.5.	Specific Performance	69
10.6.	Notices	69
10.7.	Definitions	71
10.8.	Entire Agreement	83
10.9.	Third-Party Beneficiaries	83
10.10.	Fulfillment of Obligations	83
10.11.	Non-Recourse	83
10.12.	Severability	84
10.13.	Interpretation; Construction	84
10.14.	Successors and Assigns	85
10.15.	Financing Parties	85

-iii-

Exhibit A	Form Amended and Restated Certificate of Incorporation of the Combined Company

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of January 27, 2019, is entered into by and between Versum Materials, Inc., a Delaware corporation (“Versum”) and Entegris, Inc., a Delaware corporation (“Entegris” and together with Versum, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Versum will merge with and into Entegris (the “Merger”), with Entegris surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of Versum (the “Versum Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Versum and the holders of shares of Versum’s common stock, par value $1.00 per share (the “Versum Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Versum Common Stock for their adoption and (d) resolved to recommend that the holders of shares of Versum Common Stock vote in favor of the adoption this Agreement;

WHEREAS, the board of directors of Entegris (the “Entegris Board”) has unanimously (a) determined that this Agreement, including the Charter Amendment (as defined below) and the Merger (the “Transactions”) are fair to, and in the best interests of, Entegris and the holders of shares of Entegris’s common stock, par value $0.01 per share (the “Entegris Common Stock”), (b) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance (as defined below) and this Agreement be submitted to the holders of shares of Entegris Common Stock for their approval and adoption, and the Charter Amendment be submitted to the holders of shares of Entegris Common Stock for their adoption and (d) resolved to recommend that the holders of shares of Entegris Common Stock vote in favor of the adoption of this Agreement and the approval of the Share Issuance on the terms and subject to the conditions set forth in this Agreement, and in favor of the adoption of the Charter Amendment;

WHEREAS, it is intended that, for federal income Tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Versum and Entegris desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1.    The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), Versum shall be merged with and into Entegris in accordance with the DGCL and the separate corporate existence of Versum shall thereupon cease, (b) Entegris shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Combined Company”) and (c) the Merger shall have such other effects as provided in the DGCL.

1.2.    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY, at 9:00 a.m. (New York Time) on the third (3rd) Business Day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or (to the extent permissible) waiver of those conditions) shall be satisfied or (to the extent permissible) waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as Versum and Entegris may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3.    Effective Time. As soon as practicable following, and on the date of, the Closing, Versum and Entegris will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1.    Merger Consideration; Conversion of Shares of Versum Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of Versum, each share of Versum Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Versum Common Stock, the “Eligible Shares”) shall automatically be converted into, and become exchangeable for 1.120 (the “Exchange Ratio”) shares of Entegris Common Stock (such number of shares of Entegris Common Stock, the “Merger Consideration”). At the Effective Time, all Excluded Shares shall, as a result of the Merger and without any action on the part of the Parties or any holder of such Excluded Shares, be cancelled and shall cease to exist, and no payment shall be made in respect of such shares.

2.2.    Conversion of Shares of Versum Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any capital stock of Versum, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3; provided, that nothing in this Agreement (including this Article II and Article III) shall (a) affect the right of the holders of shares of Versum Common Stock to receive any dividend or other distribution which was declared on Versum Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement or (b) give holders of Versum Common Stock the right to receive any dividend or other distribution declared on Entegris Common Stock and for which the record date occurred prior to the Effective Time in accordance with the provisions of this Agreement.

2.3.    Treatment of Equity Awards. This Section 2.3 shall govern the treatment of such Party’s equity awards in connection with the Transactions.

(a)    Versum Options. At the Effective Time, each outstanding option to purchase shares of Versum Common Stock granted under the Versum Prior Stock Plan (each, a “Versum Option”) shall be deemed fully vested and exercisable, and each Versum Option shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Versum Common Stock and shall be assumed and converted into an option to purchase a number of shares of Entegris Common Stock (each such option, a “Converted Versum Option”) equal to the product of (i) the number of shares of Versum Common Stock subject to such Versum Option immediately prior to the Effective Time and (ii) the Exchange Ratio (rounded down to the nearest whole share number), with an exercise price per share equal to (A) the exercise price per share of Versum Common Stock of such Versum Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that the exercise price and the number of shares of Entegris Common Stock purchasable pursuant to Converted Versum Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Versum Option to which Section 422 of the Code applies, the exercise price and the number of shares of Entegris Common Stock purchasable pursuant to such Converted Versum Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Converted Versum Option shall continue to be governed by the same terms and conditions (including, as applicable, exercisability and forfeiture terms) as were applicable to the corresponding former Versum Option immediately prior to the Effective Time.

(b)    RSUs. At the Effective Time, each outstanding time vesting restricted stock unit granted under the Versum Stock Plan (each, a “Versum RSU”) and under the Versum Prior Stock Plan (each, a “Prior Plan Versum RSU”) corresponding to shares of Versum Common Stock shall, in each case, be canceled and converted into that number of restricted stock units corresponding to shares of Entegris Common Stock (each, a “Replacement RSU”) equal to the product of (i) the number of shares of Versum Common Stock subject to such Versum RSU or Prior Plan Versum RSU immediately prior to the Effective Time and (ii) the Exchange Ratio. Each Replacement RSU shall (A) vest and settle on terms (including acceleration events) at least as favorable as were applicable to the corresponding Versum RSU or Prior Plan Versum RSU immediately prior to the Effective Time; and (B) vest in full to the extent the holder of a Replacement RSU is subject to a Covered Termination, with such Replacement RSU settled in shares of Entegris Common Stock as soon as practicable, but in no event later than five (5) Business Days following, such Covered Termination, or such later time as required to comply with Section 409A of the Code.

(c)    Versum PSUs. At the Effective Time, each outstanding restricted stock unit corresponding to shares of Versum Common Stock and subject to performance-based vesting criteria, including market-based restricted stock units and performance-based restricted stock units (each, a “Versum PSU”), shall be converted into that number of replacement restricted stock units corresponding to shares of Entegris Common Stock (each, a “Substitute RSU”) equal to the product of (i) the number of shares of Versum Common Stock subject to such Versum PSU and (ii) the Exchange Ratio. For purposes of clause (i) of the immediately preceding sentence, the number of shares of Versum Common Stock subject to a Versum PSU immediately prior to the Effective Time shall equal the number of Versum PSUs that would have vested pursuant to the terms of the applicable award agreement if the applicable performance period ended immediately prior to the Effective Time, based on actual performance through such truncated period, as determined in the good faith discretion of the compensation committee of the Versum Board (the “Versum Compensation Committee”) (which determination shall be effective as of the Effective Time). Following the Effective Time, the Substitute RSUs covered by this Section 2.3(c) shall (A) vest and settle on terms (including acceleration events) at least as favorable as were applicable to the corresponding Versum PSU immediately prior to the Effective Time and (B) vest in full to the extent the holder of a Substitute RSU is subject to a Covered Termination, with such Substitute RSU settled in shares of Entegris Common Stock as soon as practicable, but in no event later than five (5) Business Days following, such Covered Termination, or such later time as required to comply with Section 409A of the Code.

(d)    Versum Deferred Director Awards. At the Effective Time, each deferred stock unit (each, a “Versum DSU”) held in a participant’s stock account under the Versum Deferred Compensation Plan for Directors (the “Director Deferral Plan”) shall be fully vested and shall be converted into the right to receive a number of shares of Entegris Common Stock equal to the product of (i) the number of shares of Versum Common Stock covered by the Versum DSUs held in such participant’s Director Deferral Plan stock account and (ii) the Exchange Ratio, with such shares distributed to such participant no later than thirty (30) Business Days following the Closing Date.

(e)    Versum Dividend Equivalent Rights. Any Versum dividend equivalent rights associated with any Versum RSU, Prior Plan Versum RSU, Versum PSU or Versum DSU (collectively, the “Versum Dividend Equivalents”) (i) credited in the form of additional Versum RSUs, Prior Plan Versum RSUs, Versum PSUs or Versum DSUs shall be treated in the same manner as the award to which such dividend equivalent rights relate in accordance with this Section 2.3 and (ii) credited in the form of cash shall be paid at the same time or times the award to which such dividend equivalent rights relate is paid or settled in accordance with this Section 2.3, in each case, consistent with the terms of the Versum Stock Plan, Versum Prior Stock Plan or other Versum Benefit Plan immediately prior to the Effective Time. Following the Effective Time, each Replacement RSU and Substitute RSU shall accrue and be entitled to dividend equivalents to the same extent as the related Versum RSU, Prior Plan Versum RSU or Versum PSU.

(f)    Versum Actions. At or prior to the Effective Time, Versum and the Versum Board (and the Versum Compensation Committee), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of Versum Options, Versum RSUs, Prior Plan Versum RSUs, Versum PSUs, Versum DSUs and Versum Dividend Equivalents (collectively, the “Versum Equity Awards”) pursuant to Section 2.3(a) through Section 2.3(e).

(g)    Entegris Actions. Entegris shall take all actions that are necessary for the treatment of Versum Equity Awards pursuant to Section 2.3(a) through Section 2.3(e), including the reservation, issuance and listing of Entegris Common Stock as necessary to effect the transactions contemplated by this Section 2.3. If registration of any plan interests in any Benefit Plan or the shares of Entegris Common Stock issuable in satisfaction of any (i) Versum Equity Awards or (ii) Converted Versum Options, Replacement RSUs or Substitute RSUs (collectively, “Converted Awards”) following the Effective Time (and giving effect to this Section 2.3) is required under the Securities Act of 1933, as amended (the “Securities Act”), Entegris shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 with respect to such interests or Entegris Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Versum Stock Plan, Versum Prior Stock Plan or other Versum Benefit Plans, Versum Equity Awards or Converted Awards, as applicable, remain outstanding or in effect and such registration of interests therein or the shares of Entegris Common Stock issuable thereunder continues to be required.

(h)    Future Grants of Equity Awards. Notwithstanding anything in Section 2.3(a) through Section 2.3(e) to the contrary, but subject to Section 7.1(a), to the extent the terms of any Versum Equity Award or Entegris Equity Award (i) granted on or after the date of this Agreement and not in violation of this Agreement or (ii) mutually agreed by the Parties and a holder of any Versum Equity Award (or Converted Award) or Entegris Equity Award expressly provide for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by this Section 2.3, then in each case of clause (i) and (ii), the terms of such Versum Equity Award (or Converted Award) or Entegris Equity Award, as applicable or so agreed by the Parties and such holder, shall control (and the applicable provisions of this Section 2.3 shall not apply).

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

3.1.    Exchange Agent. Entegris shall deposit or cause to be deposited with an exchange agent selected by Entegris with Versum’s prior approval (which approval shall not to be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (a) at or prior to the Effective Time, an aggregate number of shares of Entegris Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Entegris Common Stock required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and (b) as promptly as reasonably practicable following the Effective Time, an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, Entegris shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares (such shares of Entegris Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 being the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited or invested by the Exchange Agent as reasonably directed by Entegris; provided, that no such deposit or investment (or any loss resulting therefrom) shall affect the amount of cash payable to former holders of Versum Common Stock pursuant to the provisions of this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Entegris.

3.2.    Procedures for Surrender.

(a)    With respect to Certificates, as promptly as reasonably practicable (but in any event within three (3) Business Days) after the Effective Time, the Combined Company shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent or transfer of Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”) to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Non-DTC Book-Entry Shares) (the “Letter of Transmittal”) and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Combined Company shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (A) a statement reflecting the number of whole shares of Entegris

Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b)    With respect to Non-DTC Book-Entry Shares, as promptly as reasonably practicable (but in any event within three (3) Business Days) after the Effective Time, the Combined Company shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holder of the effectiveness of the Merger, (ii) a Letter of Transmittal and (iii) instructions for transferring the Non-DTC Book-Entry Shares to the Exchange Agent. Upon surrender to the Exchange Agent of Non-DTC Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions, Entegris shall cause the Exchange Agent to mail to each holder of record of any such Non-DTC Book-Entry Shares in exchange therefore, as promptly as reasonably practicable (but in any event within three (3) Business Days) after the Effective Time, (A) a statement reflecting the number of whole shares of Entegris Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

(c)    With respect to Book-Entry Shares held through DTC, Versum and Entegris shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Entegris Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

(d)    No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

3.3.    Distributions with Respect to Unexchanged Shares of Versum Common Stock; Voting. All shares of Entegris Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Entegris in respect of Entegris Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Entegris Common Stock with a record date at or after the Effective Time shall be paid to any holder of any unsurrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of Entegris Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Entegris Common Stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Entegris Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender.

3.4.    No Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Versum of the shares of Versum Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of Versum Common Stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Combined Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5.    Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Entegris Common Stock will be issued upon the conversion of shares of Versum Common Stock pursuant to Section 2.1. All fractional shares of Entegris Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1, but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (a) the amount of such fractional share interest in a share of Entegris Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1, and (b) an amount equal to the average of the daily volume weighted average price per share of Entegris Common Stock on the NASDAQ (as such daily volume weighted average price per share is reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Entegris and Versum) calculated for the ten (10) consecutive Trading Days ending on the second (2nd) full Trading Day immediately prior to (and not including) the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Entegris Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Entegris Common Stock. The payment of cash in lieu of fractional shares of Entegris Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6.    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Entegris Common Stock) that remains unclaimed as of the date that is six (6) months after the Closing Date shall be delivered to Entegris. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Entegris for delivery of the Merger Consideration, cash in lieu of fractional shares of Entegris Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

3.7.    Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of Entegris Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, as if such lost, stolen or destroyed Certificate had been surrendered.

3.8.    Withholding Rights. Each of Entegris, the Combined Company, the Exchange Agent and any other withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Versum Common Stock and Versum Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Entegris, the Combined Company, the Exchange Agent or such other withholding agent, as applicable, such withheld amounts (a) shall be timely remitted by Entegris, the Combined Company, the Exchange Agent or such other withholding agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Versum Common Stock and Versum Equity Awards in respect of which such deduction and withholding was made by Entegris, the Combined Company, the Exchange Agent, or such other withholding agent.

3.9.    Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding shares of Versum Common Stock or securities convertible or exchangeable into or exercisable for shares of Versum Common Stock or the issued and outstanding shares of Entegris Common Stock or securities convertible or exchangeable into or exercisable for shares of Entegris Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration shall be equitably adjusted to provide the holders of shares of Versum Common Stock and Entegris Common Stock the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.10.    No Liability. None of Versum, Entegris, the Combined Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any shares of Entegris Common Stock, any cash in lieu of fractional shares of Entegris Common Stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that a holder of any Eligible Shares has the right to receive pursuant to this Article III in respect of such Certificate or Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Entegris, free and clear of all claims or interests of any Person previously entitled thereto.

ARTICLE IV

GOVERNANCE AND ADDITIONAL MATTERS

4.1.    Combined Company Governance and Additional Matters.

(a)    The Certificate of Incorporation of the Combined Company. Subject to receipt of the Entegris Charter Vote (as defined below), at the Effective Time, the certificate of incorporation of Entegris, as in effect immediately prior to the Effective Time, shall be amended and restated as set forth in Exhibit A (the “Charter Amendment”), and as so amended shall be the certificate of incorporation of the Combined Company, until thereafter amended as provided therein or by applicable Law.

(b)    The Bylaws of the Combined Company. At the Effective Time, the bylaws of Entegris, as in effect immediately prior to the Effective Time, shall be the bylaws of the Combined Company until thereafter amended as provided therein, the certificate of incorporation of the Combined Company or by applicable Law.

(c)    Board of Directors of the Combined Company. Prior to the Effective Time, Entegris shall take all actions necessary (including by securing and causing to be delivered to Entegris (with evidence thereof provided to Versum) the resignations of then-serving directors of the Entegris Board) to cause, in each case, effective as of the Effective Time: (i) the number of directors constituting the full board of directors of the Combined Company (the “Combined Company Board”) to be nine (9); (ii) the Combined Company Board to be composed of: (A) four (4) directors, who prior to the Effective Time were directors of Entegris (other than the Entegris CEO), designated by Entegris prior to the Effective Time (the “Entegris Designees”); (B) four (4) directors, who prior to the Effective Time were directors of Versum, designated by Versum prior to the Effective Time, including the Chairman of Versum as of immediately prior to the Effective Time (the “Versum Designees”); and (C) the Chief Executive Officer of Entegris as of immediately prior to the Effective Time (the “Entegris CEO”); and (iii) all of the Versum Designees to be appointed, elected and approved as directors of the Combined Company Board effective as of the Effective Time by a vote of at least a majority of the Entegris Board in office as of immediately prior to the Effective Time. Each of the Entegris Designees and Versum Designees shall meet the independence standards of NASDAQ or the NYSE as may be applicable with respect to the Combined Company as of the Effective Time.

(d)    Chairman. Prior to the Effective Time, the Parties shall take all actions necessary to cause, effective as of the Effective Time, the Chairman of Versum as of immediately prior to the Effective Time to be appointed to serve as the Chairman of the Combined Company Board, pursuant to, and in accordance with, the Charter Amendment.

(e)    Committees of the Combined Company Board. The initial composition of the Audit and Finance Committee, Compensation Committee and Nominating and Governance Committee, respectively, shall be mutually agreed by the Parties prior to Closing.

(f)    Chief Executive Officer of the Combined Company. Prior to the Effective Time, Entegris shall take all actions necessary to cause, effective as of the Effective Time, the Entegris CEO to be appointed to serve as the Chief Executive Officer of the Combined Company.

(g)    Name and Trading Symbol. The name of the Combined Company as of the Effective Time shall be “Entegris, Inc.” and the ticker symbol of the Combined Company as of the Effective Time shall be “ENTG”.

(h)    Headquarters. As of the Effective Time, the headquarters of the Combined Company shall be located at 129 Concord Road, Billerica, Massachusetts 01821.

ARTICLE V

MUTUAL REPRESENTATIONS AND WARRANTIES OF VERSUM AND ENTEGRIS

Except as set forth in the Reports of Versum or Entegris, as applicable, filed with or furnished to the SEC during the period from January 1, 2018 through the Business Day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Versum by Entegris (the “Entegris Disclosure Letter”) or delivered to Entegris by Versum (the “Versum Disclosure Letter” and, each of the Entegris Disclosure Letter and the Versum Disclosure Letter, a “Disclosure Letter”) concurrently with the execution and delivery of this Agreement (it being agreed that for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Entegris Disclosure Letter or Versum Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection of the Entegris Disclosure Letter or Versum Disclosure Letter, as applicable, to which the relevance of such item is reasonably apparent), Entegris hereby represents and warrants to Versum and Versum hereby represents and warrants to Entegris that:

5.1.    Organization, Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Versum has made available to Entegris, and Entegris has made available to Versum, complete and correct copies of such Party’s Organizational Documents, each as amended prior to the execution of this Agreement.

5.2.    Subsidiaries. Section 5.2 of such Party’s Disclosure Letter sets forth such Party’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than (a) securities in a publicly traded company held for investment by such Party or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company and (b) capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of such Party. Such Party does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by any Party under the HSR Act.

5.3.    Corporate Authority; Approval. Such Party has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by such Party have been duly authorized by all necessary corporate action on the part of such Party, in each case subject only to, in the case of Entegris (a) approval of the issuance of shares of Entegris Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of shares of Entegris Common Stock representing a majority of votes properly cast on the Share Issuance at a meeting of Entegris stockholders duly called and held for such purpose, (b) adoption of this Agreement by the holders of a majority of the outstanding shares of Entegris Common Stock entitled to vote on such matter at a meeting of Entegris stockholders duly called and held for such purpose (the approval and adoption in clauses (a) and (b), together, the “Requisite Entegris Vote”) and (c) adoption of the Charter Amendment by the holders of a majority of the outstanding shares of Entegris Common Stock entitled to vote on such matter at a meeting of Entegris stockholders duly called and held for such purpose (the “Entegris Charter Vote”), and in the case of Versum, adoption of this Agreement by the holders of a majority of the outstanding shares of Versum Common Stock entitled to vote on such matter at a meeting of Versum stockholders duly called and held for such purpose (the “Requisite Versum Vote”). This Agreement has been duly executed and delivered by such Party and constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

5.4.    Governmental Filings; No Violations; Certain Contracts.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (“Filings”) (i) pursuant to the DGCL, HSR Act, the Exchange Act and the Securities Act, (ii) required to be made with the NYSE or NASDAQ, as applicable, (iii) pursuant to federal and state securities, takeover and “blue sky” Laws and (iv) included in Section 5.4(b) of the Versum Disclosure Letter as Requisite Regulatory Approvals (collectively, the “Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by such Party with, nor are any required to be obtained by such Party with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)    Subject to obtaining the Requisite Entegris Vote, the Entegris Charter Vote and the Requisite Versum Vote, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Party or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any Contract binding upon such Party or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(b), under any Law to which such Party or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon such Party or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.5.    Reports; Internal Controls.

(a)    Such Party has filed or furnished, as applicable, on a timely basis, all forms, schedules, prospectuses, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2017 (the “Applicable Date”) (the forms, schedules, prospectuses, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations thereunder. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing), such Party’s Reports did not, and any of such Party’s Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of such Party is subject to periodic reporting requirements of the Exchange Act other than as part of such Party’s consolidated group or required to file any form, report or other document with the SEC, the NYSE, NASDAQ, any other stock exchange or comparable Governmental Entity other than routine and ordinary filings (such as filings regarding ownership holdings or transfers).

(b)    Such Party is, and has been at all times since the Applicable Date, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE or NASDAQ, as applicable. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the enactment of the Sarbanes-Oxley Act, neither such Party nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of such Party.

(c)    Since the Applicable Date, such Party has maintained disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by such Party under the Exchange Act is recorded and reported within the time periods specified in the Exchange Act and all such information required to be disclosed under the Exchange Act is accumulated and communicated to the management of such Party, as appropriate, to allow timely decisions regarding required disclosure.

(d)    Neither Party is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among such Party, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, such Party in such Party’s consolidated financial statements.

(e)    Such Party maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(f)    Since the Applicable Date, none of such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party has received any oral or written notification of (i) any “significant deficiency” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and has identified for such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party any “material weakness” in internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in such Party’s internal controls over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from such Party’s employees regarding questionable accounting or auditing matters, have been received by such Party. Since the Applicable Date, no attorney representing such Party or any of its Subsidiaries, whether or not employed by such Party or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by such Party or any of its officers, directors, employees or agents to such Party’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or such Party’s policy contemplating such reporting, including in instances not required by those rules.

5.6.    Financial Statements. The financial statements of such Party included in the Reports of such Party at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in all material respects in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments which are not material, and to any other adjustments described therein, including the notes thereto and subject to restatements filed with the SEC prior to the date of this Agreement) the consolidated financial position of such Party and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

5.7.    Absence of Certain Changes or Events. (a) Since January 1, 2018 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their businesses in all material respects in the Ordinary Course.

(b) Since January 1, 2018, there has not been any Effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.8.    Litigation and Liabilities.

(a)    There are no Proceedings (other than arising from or relating to the Merger or any of the other transactions contemplated by this Agreement) before any Governmental Entity pending against or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries, or any of their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect on such Party or (ii) prevent or materially delay the consummation of the Transactions.

(b)    Except for obligations and liabilities (i) reflected or reserved against in such Party’s most recent consolidated balance sheets (or the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such Party’s most recent consolidated balance sheets included in such Party’s Reports filed prior to the date of this Agreement, or (iii) incurred in connection with or contemplated by this Agreement, there are no obligations or liabilities of such Party or any of its Subsidiaries that would be required by GAAP to be set forth on a consolidated balance sheet of such Party, whether or not accrued, contingent or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)    Neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. There has not been since the Applicable Date nor are there currently any internal investigations or inquiries being conducted by such Party, such Party’s board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

5.9.    Employee Benefits.

(a)    Section 5.9(a) of such Party’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of such Party (except for (i) Benefit Plans that are filed publicly with the SEC and (ii) Non-U.S. Benefit Plans, which list of Non-U.S. Benefit Plans shall be provided within fifteen (15) days following the date of this Agreement).

(b)    With respect to each material Benefit Plan of such Party (except, with respect to clauses (i) and (ii), for Benefit Plans that are filed publicly with the SEC), such Party has made available (or, with respect to material Non-U.S. Benefit Plans, will make available within fifteen (15) Business Days following the date of this Agreement) to the other Party, to the extent applicable, accurate and complete copies of (i) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles or (ii) a written description of such Benefit Plan if such plan is not set forth in a written document or such written document is not available prior to the date of this Agreement. With respect to each material Benefit Plan of such Party, such Party has made available to the other party or will make available as promptly as possible after the date of this Agreement (but in no event later than fifteen (15) Business Days following the date of this Agreement), accurate and complete copies of (A) to the extent a written description was provided prior to the date hereof because the Benefit Plan document was unavailable, the Benefit Plan document, including any amendments thereto, (B) all related trust documents, insurance contracts or funding vehicles, (C) the most recently prepared actuarial report and (D) all material correspondence to or from any Governmental Entity received since the Applicable Date with respect to any Benefit Plan of such Party.

(c)    (i) Each Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA and Non-U.S. Benefit Plans, has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by such Party or any of its Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects and (iii) there are no pending or, to the Knowledge of such Party, threatened (in writing) claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to such Party or any of its Subsidiaries.

(d)    With respect to each material ERISA Plan, such Party has made available to the other Party or will make available as promptly as possible after the date of this Agreement (but in no event later than fifteen (15) Business Days following the date of this Agreement), to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with all summaries of material modifications thereto, (ii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter and (iii) the most recent annual report (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)    Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified and the plan’s related trust to be exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code, respectively, and to the Knowledge of such Party, nothing has occurred that would adversely affect the qualification or Tax exemption of any such ERISA Plan. With respect to any ERISA Plan, neither such Party nor any of its Subsidiaries has engaged in a transaction in connection with which such Party or any of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)    No Party or its ERISA Affiliates (i) maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to, or has any material liability with respect to, any “defined benefit plan,” whether or not subject to Title IV of ERISA, excluding any “multiemployer plan”; or (ii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a “multiemployer plan”.

(g)    No Controlled Group Liability has been incurred by such Party or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to such Party or its ERISA Affiliates of incurring any such material liability.

(h)    Except as required by applicable Law or pursuant to a collective bargaining agreement, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of such Party or any of its Subsidiaries has any obligation to provide such benefits (excluding such Benefit Plan that provides for employer payment or subsidy of COBRA premiums).

(i)    Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Employee, (iii) directly or indirectly cause either such Party to transfer or set aside any assets to fund any benefits under any Benefit Plan, (iv) otherwise give rise to any liability under any Benefit Plan, (v) limit or restrict the right to merge, terminate or amend any Benefit Plan on or following the Effective Time or (vi) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Neither such Party nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement of such Party of any of its Subsidiaries provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)    All Benefit Plans that are maintained primarily for the benefit of Employees outside of the United States (“Non-U.S. Benefit Plans”) comply in all material respects with their terms, the terms of any collective bargaining, collective labor or works council agreements, and applicable local Law, and to the Knowledge of such Party, all such plans that are intended or required to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law. Each Non-U.S. Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and each Non-U.S. Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment. As of the date of this Agreement, there is no material litigation pending or, to the Knowledge of such Party, threatened relating to any Non-U.S. Benefit Plan.

5.10.    Labor Matters.

(a)    Section 5.10 of such Party’s Disclosure Letter sets forth, as of the date of this Agreement, an accurate and complete list of any collective bargaining agreement or other similar material written agreement with a labor union, works council, or similar employee representative group or organization (“Labor Organization”) that such Party or its Subsidiaries is party to, otherwise bound by, or negotiating, as applicable, and copies of such agreements have been made available to the other Party prior to the date of this agreement or will be made available to the other Party as promptly as practicable following the date of this Agreement (but in no event later than fifteen (15) Business Days following the date of this Agreement). To the Knowledge of such Party, as of the date of this Agreement, there are no activities or Proceedings by any individual, group of individuals, including representatives of any Labor Organizations, seeking to authorize representation of such Party’s employees by a Labor Organization or to compel such Party to negotiate on a collective basis with respect to terms and conditions of employment.

(b)    As of the date of this Agreement, (i) there is no, and has not been since the Applicable Date, any, strike, lockout, slowdown, work stoppage, unfair labor practice charge or complaint or other labor dispute, or arbitration or grievance pending or, to the Knowledge of such Party, threatened in writing that may interfere with the respective business activities of such Party and its Subsidiaries, (ii) such Party and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment standards, workers’ compensation, terms and conditions of employment, employment and employment practices, the termination of employment, wages and hours, classification of employees as exempt or non-exempt, immigration, equal employment opportunities (including the prevention of sexual harassment), the provision of meal and rest breaks, pay for all working time, classification of independent contractors, immigration law requirements, and occupational safety and health, and (iii) none of such Party or any of its Subsidiaries has any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign “mass layoff” or “plant closing” Law that remains unsatisfied, except, in each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party, there have been no written claims or investigations of harassment, discrimination, retaliation or similar actions against any senior manager, officer or director of such Party at any time since the Applicable Date.

5.11.    Compliance with Laws; Licenses.

(a)    The businesses of such Party and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)    Except with respect to regulatory matters covered by Section 7.5, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, nor has such Party received any notice or communication of material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such Licenses are in full force and effect in all material respects, and (iii) to such Party’s Knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material License.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, since the Applicable Date, such Party and each of its Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of such Party or any of its Subsidiaries is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, neither such Party nor any of its Subsidiaries has been since the Applicable Date or currently is the subject of a charging letter or penalty notice issued, or to the Knowledge of such Party, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by such Party pertaining to such matters. Neither such Party nor any of its Subsidiaries is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither such Party nor any of its Subsidiaries, or, to such Party’s Knowledge, any directors, officers, Employees, independent contractors, consultants, agents and other representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e)    Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, such Party, its Subsidiaries and their respective Representatives are, and since the Applicable Date have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to such Party, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which such Party and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving such Party. No Proceeding by or before any Governmental Entity involving such Party, any of its Subsidiaries or any of their Representatives involving FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the Knowledge of such Party, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party.

5.12.    Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in such Party’s Organizational Documents is applicable to such Party, the shares of Versum Common Stock, in the case of Versum, the shares of Entegris Common Stock, in the case of Entegris, or the Transactions.

5.13.    Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on such Party: (a) such Party and each of its Subsidiaries is, and to the Knowledge of such Party, has been at all prior times, in compliance with all applicable Environmental Laws, which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted and all such Licenses are in full force and effect; (b) to the Knowledge of such Party, there is no presence, and there have been no Releases or threatened Releases, of Hazardous Materials on, under, from or affecting any properties or facilities currently or formerly, owned, leased or operated by such Party or any of its Subsidiaries or any predecessor of any of them, under circumstances that would reasonably be expected to result in any claims or liabilities relating to applicable Environmental Laws against such Party or any of its Subsidiaries or otherwise adversely impact such Party or any of its Subsidiaries; (c) to the Knowledge of such Party, neither such Party nor any of its Subsidiaries nor any other Person whose conduct would result in liability to such Party or any of its Subsidiaries, has Released, placed or disposed of any Hazardous Materials at any other location under circumstances that would reasonably be expected to result in any claims or liabilities relating to applicable Environmental Laws against such Party or any of its Subsidiaries; (d) neither such Party nor any of its Subsidiaries nor, to the Knowledge of such Party any predecessor of any of them, is subject to any order of or with any Governmental Entity, or any indemnity or other Contract obligation with any other Person, relating to obligations or liabilities under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials; (e) neither such Party nor any of its Subsidiaries has since the Applicable Date received any written claim, notice or complaint from, or is subject to any Proceeding before, any Governmental Entity relating to or alleging noncompliance with or liability under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials, and no such matter is threatened to the Knowledge of such Party; and (f) to the Knowledge of such Party, there are no other circumstances or conditions involving such Party or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation, or cost pursuant to any Environmental Law with respect to such Party or any of its Subsidiaries.

5.14.    Tax Matters.

(a)    Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:

(i)    Such Party and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Tax authority and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are shown as due on such filed Tax Returns except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (C) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (D) have complied in all respects with all information reporting (and related withholding) and record retention requirements; and (E) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii)    No deficiency with respect to an amount of Taxes that have not been accrued on such Party’s financial statements has been proposed, asserted or assessed against such Party or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other Proceedings before any Governmental Entity regarding any Taxes of such Party and its Subsidiaries or the assets of such Party and its Subsidiaries.

(iii)    Since the Applicable Date, neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any Tax Return that was not filed.

(iv)    Neither such Party nor any of its Subsidiaries has any liability for Taxes of any Person (other than such Party or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(v)    There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of such Party or any of its Subsidiaries.

(vi)    Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) a commercial agreement or arrangement entered into the primary purpose of which is not Tax sharing, allocation or indemnification).

(vii)    Within the past two (2) years, neither such Party nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(viii)    Neither such Party nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix)    Neither such Party nor any of its Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received, or paid, prior to the Closing Date, (C) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, or (D) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law).

(x)    Neither such Party nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(b)    Neither such Party nor any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.15.    Intellectual Property.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and its Subsidiaries, each as applicable, exclusively own all right, title and interest to its Company Intellectual Property free and clear of all Encumbrances (except Permitted Encumbrances), and (ii) such Party’s Registered Intellectual Property is subsisting and, to the Knowledge of such Party, is not invalid or unenforceable. Since the Applicable Date, no Party has received any written claim or notice from any Person alleging that the Registered Intellectual Property of such Party is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on such Party.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) the operation of the respective businesses of such Party or any of its Subsidiaries and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided by such Party or its Subsidiaries does not infringe, misappropriate or violate and has not since the Applicable Date infringed, misappropriated, or otherwise violated any Intellectual Property of any other Person, and neither such Party nor any of its Subsidiaries has received any written allegation of same, and (ii) to such Party’s Knowledge, no Person is infringing, misappropriating or otherwise violating, or has since the Applicable Date infringed, misappropriated or otherwise violated, such Party’s Company Intellectual Property, and neither such Party nor any of its Subsidiaries has alleged same in writing.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts to protect and maintain its Company Intellectual Property, including using commercially reasonable efforts and taking commercially necessary steps to maintain their material trade secrets in confidence.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party does not distribute or make available any material proprietary software to third parties pursuant to any license that requires the Party to also license or make available to third parties any material source code owned by such Party.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, the IT Assets used by such Party or any of its Subsidiaries in the conduct of the business (i) have not malfunctioned or failed since the Applicable Date and (ii) are sufficient for the current needs of the businesses of such Party and its Subsidiaries.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, no Person has gained unauthorized access to any IT Assets owned, used, or held for use by such Party or any of its Subsidiaries or the information stored or contained therein or transmitted thereby.

(g)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries is in compliance, and has since the Applicable Date complied, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of such Party or its Subsidiaries; and (ii) such Party and each of its Subsidiaries has, since the Applicable Date, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

5.16.    Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors’, officers’ and fiduciaries’ policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of such Party and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.17.    Material Contracts.

(a)    Except for this Agreement, as of the date hereof, none of such Party or its Subsidiaries is a party to or bound by any Contract (other than any purchase orders and other than, except in the case of Section 5.17(a)(i), any lease, sublease, rental or occupancy agreement, license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Real Property, any Benefit Plan or Contract relating to Insurance Policies):

(i)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    that materially limits, curtails or restricts or purports to materially limit, curtail or restrict, or, in the case of the Combined Company, would or would purport to materially limit, curtail, or restrict, either (A) the type of business in which such Party or the Combined Company or any of their respective Subsidiaries or Affiliates may engage or the locations in which any of them may so engage in any business or (B) the ability of such Party or the Combined Company or any of their respective Subsidiaries or Affiliates to hire or solicit for hire for employment any individual or group as would be material to such Party or the Combined Company and their respective Subsidiaries or Affiliates, taken as a whole, except for non-disclosure or confidentiality agreements entered into in connection with potential acquisitions or dispositions;

(iii)    for any joint venture, partnership or similar arrangement, in each case that is material to such Party and its Subsidiaries, taken as a whole;

(iv)    that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing Indebtedness of any Person in excess of $50 million or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Transactions, other than Contracts between or among or for the benefit of such Party and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries and Contracts involving credit facilities of less than $50 million for international operations;

(v)    that is with any manufacturer, vendor or other supplier with respect to which manufacturer, vendor or other supplier the aggregate annual spend for the year ended December 31, 2018 exceeded $10 million for such Party and its Subsidiaries, taken as a whole;

(vi)    is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which (A) such Party or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the date of this Agreement in excess of $25 million, (B) any third party has the right to acquire any assets of such Party or any of its Subsidiaries with a fair market value or purchase price of more than $25 million, or (C) any third party has the right to acquire any interests in such Party or any of its Subsidiaries, other than, in the case of clauses (A) and (B), sales of goods or services in the Ordinary Course;

(vii)    between such Party and its Subsidiaries, on the one hand, and such Party’s Affiliates (other than Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(viii)    that is related to material Intellectual Property or material IT Assets, excluding non-exclusive licenses (A) entered into in the Ordinary Course or (B) to commercially available software with aggregate payments of less than $5 million. Each such Contract described in this Section 5.17(a), together with all Contracts filed as exhibits to such Party’s Reports, is referred to herein as a “Material Contract”.

(b)    A copy of each Material Contract, and any amendments thereto, of such Party or its Subsidiaries entered into prior to the date of this Agreement has been made available to the other Party. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) each of the Material Contracts is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) each of such Party and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to such Party’s Knowledge, each other party thereto has performed all obligations required to be performed by it under each Material Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (A) each of such Party and each of its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default thereunder and, to the Knowledge of such Party, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default thereunder, and (B) neither such Party nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.

5.18.    Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets, tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) such Party or one of its Subsidiaries owns or leases all tangible personal property used in or necessary to conduct its business as currently conducted by such Party and (iii) each such item of tangible personal property is in all respects in good operating condition and repair, ordinary wear and tear excepted.

5.19.    Real Property.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, with respect to the Owned Real Property of such Party, (i) such Party or one of its Subsidiaries, as applicable, has good and marketable title to such Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.

(b)    With respect to the Leased Real Property of such Party, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of such Party or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of such Party or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.20.    Affiliate Transactions. To the Knowledge of such Party, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between such Party or its Subsidiaries, on the one hand, and such Party’s Affiliates (other than wholly owned Subsidiaries of such Party) or other Persons, on the other hand, in each case, that would be required to be disclosed by such Party under Item 404 of Regulation S-K under the Securities Act.

5.21.    No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by such Party in this Article V and Article VI and in any certificate delivered by such Party pursuant to Article VII, neither such Party nor any other Person makes any express or implied representation or warranty with respect to such Party or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and such Party expressly disclaims any such other representations or warranties. Each Party expressly disclaims reliance upon any representations, warranties or statements relating to a Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by such Party in this Article V and Article VI and in any certificate delivered by such Party pursuant to Article VII. In particular, without limiting the foregoing, neither such Party nor any other Person makes or has made, and each Party acknowledges that that neither such Party nor any other Person has made, any representation or warranty to any other Party or any of such other Party’s Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses that may have been made available to a Party or any of its Representatives (including in certain “data rooms,” “virtual rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) or (b) except for the representations and warranties made by such Party in this Article V and Article VI and in any certificate delivered by such Party pursuant to Article VII, any oral or written information made available to any other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.21 shall limit a Party’s remedies in the event of common law fraud arising from the express representations and warranties made by any other Party in this Article V and Article VI.

ARTICLE VI

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF VERSUM AND ENTEGRIS

Except as set forth in the Reports of Versum or Entegris, as applicable, filed with or furnished to the SEC during the period from January 1, 2018 through the Business Day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the Entegris Disclosure Letter or Versum Disclosure Letter delivered to the other Party concurrently with the execution and delivery of this Agreement (it being agreed that for purposes of the representations and warranties set forth in this Article VI, disclosure of any item in any section or subsection of the Entegris Disclosure

Letter or Versum Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection of the Entegris Disclosure Letter or Versum Disclosure Letter, as applicable, to which the relevance of such item is reasonably apparent), Entegris hereby represents and warrants to Versum, in respect of Section 6.1, Section 6.2, Section 6.3 and Section 6.4 and Versum hereby represents and warrants to Entegris, in respect of Section 6.5, Section 6.6, Section 6.7 and Section 6.8 that:

6.1.    Entegris Capital Structure. In the case of Entegris, the authorized share capital of Entegris consists of 400,000,000 shares of Entegris Common Stock, of which 135,144,839 shares (inclusive of zero restricted stock awards granted under the Entegris Stock Plan (each, an “Entegris Restricted Share”) and 202,400 shares held by Entegris in its treasury) were issued and outstanding as of the close of business on January 25, 2019, and 5,000,000 shares of preferred stock, par value $0.01 per share, of Entegris (“Entegris Preferred Stock”), of which no shares were issued and outstanding as of January 25, 2019. Entegris holds 202,400 shares of its capital stock in its treasury as of the close of business on January 25, 2019. All of the outstanding shares of Entegris Common Stock have been, and all shares of Entegris Common Stock to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and none of the shares of Entegris Common Stock to be issued pursuant to this Agreement will be issued in violation of any applicable Laws or any preemptive or similar rights. Entegris has no shares of Entegris Common Stock or Entegris Preferred Stock reserved for issuance, except that, as of January 25, 2019, there were (a) 8,743,910 shares of Entegris Common Stock reserved for issuance under the Entegris Stock Plan, (b) 1,410,441 shares of Entegris Common Stock reserved for issuance upon the exercise of outstanding options to purchase Entegris Common Stock (each, an “Entegris Option”) having a weighted average exercise price of $18.22 per share, (c) 1,516,984 shares of Entegris Common Stock reserved for issuance upon the settlement or vesting of outstanding Entegris restricted stock units granted under the Entegris Stock Plan (each, an “Entegris RSU”), (d) 377,496 shares of Entegris Common Stock reserved for issuance upon the settlement or vesting of outstanding performance stock units granted under the Entegris Stock Plan (each, an “Entegris PSU”, together with each Entegris Restricted Share, Entegris Option, Entegris RSU and Entegris PSU, the “Entegris Equity Awards”) (assuming achievement of applicable performance goals at maximum value) and (e) 1.9 million shares of Entegris Common Stock reserved for issuance under the Entegris ESPP. Each of the outstanding shares of capital stock or other securities of each of Entegris’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Entegris’s Significant Subsidiaries is owned beneficially and of record by Entegris or by a direct or indirect wholly owned Subsidiary of Entegris, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, restriction, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions, an “Encumbrance”, and any action of correlative meaning, to “Encumber”). As of the date of this Agreement, except as set forth in this Section 6.1, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Entegris of any equity securities of Entegris, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Entegris and neither Entegris nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Entegris. The shares of Entegris Common Stock are, and the shares of Entegris Common Stock to be issued pursuant to this Agreement will be, registered under the Exchange Act. Since January 25, 2019 and through the date of this Agreement, Entegris has not (A) issued any shares of Entegris Common Stock (other than upon the exercise or settlement (as applicable) of Entegris Options, Entegris RSUs or Entegris PSUs outstanding as of January 25, 2019 or (B) granted any Entegris Equity Awards or similar awards. Entegris does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Entegris on any matter.

6.2.    Entegris Recommendation and Fairness. In the case of Entegris, the Entegris Board has, at a meeting duly called and held at which all directors of Entegris were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, Entegris and the holders of shares of Entegris Common Stock, (b) approving and declaring advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuance and this Agreement be submitted to the holders of shares of Entegris Common Stock for their approval and adoption, and the Charter Amendment be submitted to the holders of shares of Entegris Common Stock for their adoption and (d) recommending that the holders of shares of Entegris Common Stock vote in favor of the adoption of this Agreement and the approval of the Share Issuance on the terms and subject to the conditions set forth in this Agreement, and in favor of the adoption of the Charter Amendment (the “Entegris Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Entegris Board has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley & Co. LLC set forth therein, the Exchange Ratio is fair from a financial point of view, to Entegris.

6.3.    Entegris Brokers and Finders. Neither Entegris nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Entegris has engaged Morgan Stanley & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Entegris.

6.4.    Entegris Voting Requirements. The Requisite Entegris Vote and the Entegris Charter votes are the only votes of holders of any securities of Entegris and its Subsidiaries necessary to approve the Transactions.

6.5.    Versum Capital Structure. In the case of Versum, the authorized share capital of Versum consists of 250,000,000 shares of Versum Common Stock, of which 109,111,147 shares were issued and outstanding as of the close of business on January 25, 2019, and 25,000,000 shares of preferred stock, par value $0.01 per share, of Versum (“Versum Preferred Stock”), of which no shares were issued and outstanding as of the date of this

Agreement. Versum holds no shares of its capital stock in treasury as of the close of business on January 25, 2019. All of the outstanding shares of Versum Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. Versum has no shares of Versum Common Stock or Versum Preferred Stock reserved for issuance, except that, as of January 25, 2019, there were (a) 6,064,234 shares of Versum Common Stock reserved for issuance under the Versum Stock Plan, (b) 455,784 shares of Versum Common Stock reserved for issuance upon the exercise of outstanding Versum Options, and such Versum Options have a weighted average exercise price of $18.66 per share, (c) 495,873 shares of Versum Common Stock reserved for issuance upon the settlement or vesting of outstanding Versum RSUs and Prior Plan Versum RSUs, (d) 1,140,509 shares of Versum Common Stock reserved for issuance upon the settlement or vesting of outstanding Versum PSUs (assuming achievement of applicable performance goals at maximum value), and (e) 3,170 shares of Versum Common Stock reserved for issuance upon the settlement or vesting of outstanding Versum DSUs. Each of the outstanding shares of capital stock or other securities of each of Versum’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Versum’s Significant Subsidiaries is owned beneficially and of record by Versum or by a direct or indirect wholly owned Subsidiary of Versum, free and clear of any Encumbrance. As of the date of this Agreement, except as set forth in this Section 6.5, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Versum of any equity securities of Versum, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Versum and neither Versum nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Versum. The shares of Versum Common Stock are registered under the Exchange Act. Since January 25, 2019 and through the date of this Agreement, Versum has not (A) issued any shares of Versum Common Stock (other than upon the exercise or settlement of Versum Equity Awards outstanding as of January 25, 2019) or (B) granted any Versum Equity Awards or similar awards. Versum does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Versum on any matter. Section 6.5 of the Versum Disclosure Letter sets forth, as of the date of this Agreement, the amount of cash dividends accrued with respect to Versum Prior Plan RSUs.

6.6.    Versum Recommendation and Fairness. In the case of Versum, the Versum Board has, at a meeting duly called and held at which all directors of Versum were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Versum and the holders of shares of Versum Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement (c) directing that this Agreement be submitted to the holders of shares of Versum Common Stock for their adoption, and (d) resolving to recommend that the holders of shares of Versum Common Stock vote in favor of the adoption of this Agreement (the “Versum Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Versum Board has received the opinion of its financial advisor, Lazard Frères & Co. LLC, to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view, as of the date of such opinion, to the holders of the outstanding shares of Versum Common Stock (other than holders of Excluded Shares).

6.7.    Versum Brokers and Finders. Neither Versum nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Versum has engaged Lazard Frères & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Versum.

6.8.    Versum Voting Requirements. The Requisite Versum Vote is the only vote of holders of any securities of Versum and its Subsidiaries necessary to approve the Transactions.

ARTICLE VII

COVENANTS

7.1.    Interim Operations.

(a)    Versum and Entegris each covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Versum or Entegris, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement or as set forth in Section 7.1(a) of such Party’s Disclosure Letter, (i) the business of it and its Subsidiaries shall be conducted in all material respects in the Ordinary Course and (ii) to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, Employees and business associates and keep available the services of its and its Subsidiaries’ present officers, Employees and agents, except as otherwise expressly contemplated by this Agreement.

(b)    Without limiting the generality of and in furtherance of Section 7.1(a), from the date of this Agreement until the Effective Time, except as otherwise (w) expressly contemplated by this Agreement, (x) required by applicable Law, (y) as approved in writing by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) or (z) set forth in Section 7.1(b) of such Party’s Disclosure Letter, each Party, on its own account, shall not and shall cause its Subsidiaries not to:

(i)    make or propose any change to such Party’s Organizational Documents or, except for amendments that would both not materially restrict the operations of such Party’s businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, the Organizational Documents of any of such Party’s Subsidiaries;

(ii)    other than in the Ordinary Course, except for any such transactions among its direct or indirect wholly owned Subsidiaries, (A) merge or consolidate itself or any of its Subsidiaries with any other Person, or (B) restructure, reorganize or completely or partially liquidate;

(iii)    acquire assets outside of the Ordinary Course from any other Person (A) with a fair market value or purchase price in excess of $75 million in the aggregate in any transaction or series of related transactions (including incurring any Indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, in each case, other than acquisitions of inventory or other goods in the Ordinary Course and transactions among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly-owned Subsidiaries;

(iv)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other than the issuance of shares (A) by its direct or indirect wholly owned Subsidiary to it or another of its direct or indirect wholly owned Subsidiaries, (B) in respect of equity-based awards outstanding as of the date of this Agreement, or (C) granted in accordance with Section 7.1(b)(xvi) or pursuant to the Entegris ESPP, in each of clauses (B) and (C), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)    create or incur any Encumbrance (other than any Permitted Encumbrances) over any material portion of such Party’s and its Subsidiaries’ consolidated properties and assets that is not incurred in the Ordinary Course on any of its assets or any of its Subsidiaries, except for Encumbrances (A) that are required by or automatically effected by Contracts in place as of the day hereof, (B) that do not materially detract from the value of such assets or (C) that do not materially impair the operations of such Party or any of its Subsidiaries;

(vi)    make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from Versum and any of its direct or indirect wholly owned Subsidiaries or to or from Entegris and any of its direct or indirect wholly owned Subsidiaries, as applicable, or in accordance with Section 7.1(b)(xvi)) in excess of $10 million in the aggregate;

(vii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or modify in any material respect its dividend policy; provided, that (A) Entegris may make, declare and pay one regular quarterly cash dividend in each fiscal quarter in an amount per share of up to $0.07 per quarter with a record date consistent with the record date for each quarterly period and (B) Versum may make, declare and pay one regular quarterly cash dividend in each fiscal quarter in an amount per share of up to $0.08 per quarter and with a record date consistent with the record date for each quarterly period, in each case, solely to the extent (I) such Party has given the other Party sufficient notice prior to the declaration date to enable the Parties to coordinate dividend payments in accordance with to Section 7.16 and (II) such payment is coordinated pursuant to, and permitted by, Section 7.16;

(viii)    reclassify, split, combine, subdivide or redeem, purchase (through such Party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to (A) the capital stock or other equity interests of a direct or indirect wholly owned Subsidiary of such Party or (B) the acquisition of shares of Versum Common Stock or Entegris Common Stock, as applicable, tendered by Employees in connection with a cashless exercise of Versum Options or Entegris Options, as applicable, outstanding as of the date hereof or in order to pay Taxes in connection with the exercise or vesting of Versum equity awards or Entegris equity awards, as applicable, outstanding as of the date hereof or granted in accordance with Section 7.1(b)(xvi), pursuant to the terms of the Versum Stock Plan or Entegris Stock Plan, as applicable, and the applicable award agreement, in the Ordinary Course;

(ix)    except to the extent expressly provided by, and consistent with, Section 7.1(b)(ix) of such Party’s Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) not in excess of $25 million in the aggregate during any consecutive twelve (12) month period (other than capital expenditures within the thresholds set forth in Section 7.1(b)(ix) of such Party’s Disclosure Letter), (B) expenditures not in excess of $10 million (net of insurance proceeds) in the aggregate that such Party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property or (C) paid by any direct or indirect wholly owned Subsidiary to such Party or to any other direct or indirect wholly owned Subsidiary of such Party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (provided that such Party will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(x)    other than in the Ordinary Course, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, adversely amend, modify, supplement or waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract other than (A) expirations and renewals of any such Contract in the Ordinary Course in accordance with the terms of such Contract, (B) non-exclusive licenses, covenants not to sue, releases, waivers or other non-exclusive rights under Intellectual Property owned by Versum and its Subsidiaries or Entegris or any of its Subsidiaries, as applicable, in each case, granted in the Ordinary Course, or (C) any agreement among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xi)    other than in the Ordinary Course or with respect to amounts that are not material to such Party and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries except debts or claims among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xii)    settle or compromise, or offer or propose to settle or compromise any material Proceeding, including before a Governmental Entity, except in accordance with the parameters set forth in Section 7.1(b)(xii) of such Party’s Disclosure Letter; provided that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such Party and its Subsidiaries or Affiliates, or, after the Effective Time, the Combined Company;

(xiii)    materially amend any material financial accounting policies or procedures, except as required by changes to GAAP;

(xiv)     enter into any material closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute materially in excess of the amount reserved therefore, surrender any right to claim a refund of a material amount of Taxes, or fail to file when due (taking into account any available extensions) any material Tax Return;

(xv)    transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its Subsidiaries, taken as a whole, including capital stock of any of its Subsidiaries, except in connection with (A) sales of or non-exclusive licenses of the foregoing provided in the Ordinary Course, (B) sales of obsolete assets, (C) sales, leases, licenses or other dispositions of assets (not including services) with a fair market value not in excess of $15 million in the aggregate other than pursuant to Material Contracts in effect prior to the date of this Agreement, or entered into after the date of this Agreement in accordance with this Agreement and (D) sales among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xvi)    except as required by the terms of any Benefit Plan as in effect on the date hereof, as permitted under this Agreement or as required by applicable Law, increase or change the compensation or benefits payable to any Employee other than in the Ordinary Course; provided that, notwithstanding the foregoing, except as expressly disclosed in Section 7.1(b)(xvi) of such Party’s Disclosure Letter or required pursuant to a Versum Benefit Plan or Entegris Benefit Plan, as applicable, in effect as of the date of this Agreement, the Parties shall not: (A) grant any new long-term incentive or equity-based awards or amend or modify the terms of any such outstanding awards under any Versum Benefit Plan or Entegris Benefit Plan, as applicable, (B) grant any retention or transaction bonuses, (C) increase or change the compensation or benefits payable to any executive officer (other than (x) changes in health and welfare benefits that are generally applicable to all salaried Employees in the Ordinary Course or (y) increases in the base salaries and benefits of any executive officer in the Ordinary Course), (D) terminate, enter into, amend or renew (or communicate any intention to take such action) any material

Benefit Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or, other than as permitted by Section 7.1(b)(xvi) of such Party’s Disclosure Letter, adopt any compensation or benefit arrangement that would be a material Benefit Plan if it were in existence as of the date of this Agreement, (E) accelerate the vesting of any compensation for the benefit of any Employee, (F) increase or change the severance terms applicable to any Employee, (G) take any action to fund or secure the payment of any amounts under any Benefit Plan, (H) other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding rate in respect of any Benefit Plan, or (I) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided, that, to the extent that a Party intends to hire an individual to replace a named executive officer of such Party, such Party shall first consult in good faith with the other Party prior to, and with respect to, the hiring of such individual;

(xvii)    recognize any Labor Organization as the representative of any of the employees of the Party or its Subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other similar written agreement with a Labor Organization, in each case, other than in the Ordinary Course or as required by applicable Law;

(xviii)    incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such Indebtedness, except for (A) Indebtedness for borrowed money incurred in the Ordinary Course under Versum’s or Entegris’s, as applicable, revolving credit facilities and other lines of credit existing as of the date of this Agreement, (B) guarantees by Versum or any direct or indirect wholly owned Subsidiary of Versum of Indebtedness of Versum or any other direct or indirect wholly owned Subsidiary of Versum, (C) guarantees by Entegris or any direct or indirect wholly owned Subsidiary of Entegris of Indebtedness of Entegris or any other direct or indirect wholly owned Subsidiary of Entegris, (D) Indebtedness incurred in connection with a refinancing or replacement of existing Indebtedness (but in all cases which refinancing or replacement shall not increase the aggregate amount of Indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with the Indebtedness being refinanced or replaced), (E) Indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the Ordinary Course, (F) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts (1) not entered for speculative purposes and (2) entered into in the Ordinary Course and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement (G) Indebtedness incurred by mutual agreement of the Parties in accordance with Section 7.7 or (H) Indebtedness incurred among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xix)    convene any special meeting (or any adjournment or postponement thereof) of each Party’s respective stockholders other than the Versum Stockholders Meeting or Entegris Stockholders Meeting, as applicable; or

(xx)    agree or commit to do any of the foregoing.

(c)    Nothing contained in this Agreement shall give Versum or Entegris, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Versum or Entegris shall be required with respect to any matter set forth in this Section 7.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.

7.2.    Acquisition Proposals; Change of Recommendation.

(a)    No Solicitation. Except as expressly permitted by this Section 7.2, Versum and Entegris each shall not, and none of their respective Subsidiaries shall, and shall cause their and their respective Subsidiaries’ directors, officers and employees not to, and not permit its investment bankers, attorneys, accountants and other advisors or representatives to (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”), directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions or negotiations);

(iii)    provide any nonpublic information to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal; or

(iv)    otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal.

(b)    Exceptions. Notwithstanding anything in Section 7.2(a) to the contrary, prior to the time, but not after, in the case of Versum, the Requisite Versum Vote is obtained or, in the case of Entegris, the Requisite Entegris Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement (that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2), Versum or Entegris, as applicable, may:

(i)    provide information in response to a request therefor (including nonpublic information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Versum or Entegris, as applicable, prior to or substantially concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, Versum or Entegris, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the other party than the terms in the Confidentiality Agreement are on Versum or Entegris, as applicable (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance with either of Versum or Entegris with this Section 7.2(b)(i); and

(ii)    participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Versum Board or the Entegris Board, as applicable, determines in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

(c)    Representatives. Any violation of the restrictions contained in this Section 7.2(a) by any of a Party’s Representatives shall be deemed to be a breach of this Section 7.2(a) by such Party. The Parties shall use reasonable best efforts to ensure that their respective Representatives are aware of the provisions of this Section 7.2(a).

(d)    Notice of Acquisition Proposals. Versum and Entegris each shall promptly (and, in any event, within twenty-four (24) hours) give notice to the other Party if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the other Party informed, on a current basis (and, in any event, within twenty-four (24) hours), of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(e)    No Change of Recommendation.

(i)    Except as permitted by Section 7.2(e)(ii), Section 7.2(e)(iii) or Section 7.2(f), each of the Versum Board and the Entegris Board, including any committee thereof, agrees it shall not:

(A)    withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Versum Recommendation or the Entegris Recommendation, as applicable, in a manner adverse to Versum or Entegris, as applicable;

(B)    fail to include the Versum Recommendation or the Entegris Recommendation, as applicable, in the Proxy/Prospectus;

(C)    fail to recommend against acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Versum Common Stock or Entegris Common Stock, as applicable (other than by Versum or an Affiliate of Versum or Entegris or an Affiliate of Entegris, as applicable), in each case, within ten (10) Business Days after the commencement of such tender offer or exchange offer (or, if earlier, prior to the Versum Stockholders Meeting or Entegris Stockholders Meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by the Versum Board or the Entegris Board, as applicable, in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer);

(D)    approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D), a “Change of Recommendation”); or

(E)    cause or permit Versum or Entegris, as applicable, to enter into an Alternative Acquisition Agreement.

(ii)    Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of Versum, the Requisite Versum Vote is obtained or, in the case of Entegris, the Requisite Entegris Vote is obtained, if an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not arise from or in connection with a breach of the obligations set forth in Section 7.2(a) is received by Versum or Entegris, as applicable, and is not withdrawn, and the Versum Board or the Entegris Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that such Acquisition Proposal constitutes a Superior Proposal, the Versum Board or the Entegris Board, as applicable, may (x) effect a Change of Recommendation or (y) terminate this Agreement pursuant to Section 9.3(c) or Section 9.4(c), as applicable, in order to enter into a definitive written agreement with respect to such Superior Proposal; provided, however, that, prior to taking such action described in clauses (x) or (y) above, Versum has given Entegris or Entegris has given Versum, as applicable, written notice of such action and the basis therefor four (4) Business Days in advance, which notice shall set forth in writing that the Versum Board or the Entegris Board, as applicable, intends to consider whether to take such action (such notice, the “Board Recommendation Notice”) and comply in form, substance and delivery with the provisions of Section 7.2(d). After giving such Board Recommendation Notice and prior to taking any action described in clauses (x) or (y) above, Versum or Entegris, as applicable, shall negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate), to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal. At the end of the four (4) Business Day period, prior to and as a condition to taking any action described in clauses (x) or (y) above, the Versum Board or the Entegris Board, as applicable, shall take into account any changes to the terms of this Agreement proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that in the case of a Superior Proposal, such Superior Proposal would continue to constitute a Superior Proposal, if such changes offered in writing by the other Party were to be given effect. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 7.2(d) and this Section 7.2(e)(ii) and require a new Board Recommendation Notice, except that references in this Section 7.2(e)(ii) to “four (4) Business Days” shall be deemed to be references to “two (2) Business Days” and such two (2) Business Day period shall expire at 11:59 p.m. on the second (2nd) Business Day immediately following the day on which such new Board Recommendation Notice is delivered (it being understood and agreed that in no event shall any such additional two (2) Business Day period be deemed to shorten the initial four (4) Business Day period).

(iii)    Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of Versum, the Requisite Versum Vote is obtained or, in the case of Entegris, the Requisite Entegris Vote is obtained, the Versum Board or the Entegris Board, as applicable, may effect a Change of Recommendation (A) if an Intervening Event has occurred, and (B) prior to taking such action, the Versum Board or Entegris Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Change of Recommendation, Versum has given Entegris or Entegris has given Versum, as applicable, a Board Recommendation Notice four (4) Business Days in advance, which notice shall comply in form, substance and delivery with the provisions of Section 7.2(d) and include a reasonably detailed description of such Intervening Event. After giving such Board Recommendation Notice and prior to effecting a Change of Recommendation, Versum or Entegris, as applicable, shall negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate), to make such revisions to the terms of this Agreement. At the end of the four (4) Business Day period, prior to and as a condition to effecting a Change of Recommendation, the Versum Board or the Entegris Board, as applicable, shall take into account any changes to the terms of this Agreement proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that (I) such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law if such changes offered in writing by the other Party were to be given effect.

(f)    Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit Versum or Entegris, as applicable, from (i) complying with its disclosure obligations under applicable United States federal or state Law with regard to an Acquisition Proposal or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that, the foregoing notwithstanding, neither Entegris nor Versum may effect a Change of Recommendation except in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii).

(g)    Existing Discussions. Versum and Entegris each shall, and shall cause their respective Subsidiaries and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. Versum and Entegris, as applicable, shall promptly deliver a written notice to each such Person providing only that each of Versum and Entegris, as applicable, is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning Versum and any of its Subsidiaries or Entegris and any of its Subsidiaries, as applicable, heretofore furnished to such Person by or on behalf of Versum or Entegris, as applicable, or any of their respective Subsidiaries, as applicable. Versum and Entegris, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.

(h)    Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Versum and Entegris, as applicable, shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which Versum and Entegris, as applicable, or any of their respective Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.

7.3.    Proxy/Prospectus Filing; Information Supplied.

(a)    As promptly as practicable after the date of this Agreement, Versum and Entegris shall jointly prepare and cause to be filed with the SEC the joint proxy statement relating to the Versum Stockholders Meeting and the Entegris Stockholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and Entegris shall prepare and file with the SEC, Entegris’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). Versum and Entegris each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the respective stockholders of each of Versum and Entegris, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions. Notwithstanding anything in this Agreement to the contrary, the Parties hereby agree that for purposes of this Agreement, the Registration Statement will be deemed to have been declared effective so long as the Parties have abided by any policies and procedures put forth by the SEC relating to making registration statements effective during a federal government shutdown, if applicable.

(b)    Each of Versum and Entegris shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus. Each of Entegris and Versum shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Entegris Common Stock for offering or sale in any jurisdiction, and each of Entegris and Versum shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Entegris shall use its reasonable best efforts to take any other action required to be taken under any applicable securities Laws, rules or regulations in connection with the Transactions, the issuance of shares of Entegris Common Stock pursuant to this Agreement and the treatment of Versum Options and other Versum Equity Awards pursuant to Section 2.3, and Versum shall furnish all information concerning Versum and the holders of Versum Common Stock, Versum and other Versum Equity Awards as may be reasonably requested in connection with any such action.

(c)    Each of Versum and Entegris agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of Versum and Entegris and at the times of the Versum Stockholders Meeting and Entegris Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Versum and Entegris will cause the Proxy/Prospectus and Entegris will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If, at any time prior to the Effective Time, either Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Proxy/Prospectus that would require any amendment or supplement to the Registration Statement or the Proxy/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Party and the Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Versum stockholders and the Entegris stockholders.

(d)    Each of Versum and Entegris will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and other documents related to the Versum Stockholders Meeting, the Entegris Stockholders Meeting or the issuance of the shares of Entegris Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the stockholders of Versum and Entegris, as applicable. Each Party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the Versum Stockholders Meeting, the Entegris Stockholders Meeting or the issuance of the shares of Entegris Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each Party agrees that all information relating to Entegris and its Subsidiaries included in the Proxy/Prospectus or the Registration Statement shall be in form and content satisfactory to Entegris, acting reasonably, and all information relating to Versum and its Subsidiaries included in the Proxy/Prospectus or the Registration Statement shall be in form and content satisfactory to Versum, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 7.3(d) shall (i) not apply with respect to information relating to a Change of Recommendation and (ii) in respect of documents filed by a Party that are incorporated by reference in the Registration Statement or Proxy/Prospectus, apply only with respect to the information relating to the other Party or the other Party’s business, financial condition or results of operations or the Combined Company.

7.4.    Stockholders Meetings.

(a)    Versum will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Versum Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Versum Stockholders Meeting was originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Versum Common Stock represented (either in person or by proxy) and voting to adopt this Agreement or to constitute a quorum necessary to conduct the business of the Versum Stockholders Meeting. Versum shall, subject to the right of the Versum Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of Versum proxies in favor of the proposal to adopt this Agreement and to secure the Requisite Versum Vote (it being understood that the foregoing shall not require the Versum Board to recommend in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)).

(b)    Entegris will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Entegris Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, to consider and vote upon the issuance of shares of Entegris Common Stock in the Merger and the approval of the Charter Amendment and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c) or if, as of the time for which the Entegris Stockholders Meeting was originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Entegris Common Stock represented (either in person or by proxy) and voting to adopt this Agreement, approve the Share Issuance or approve the Charter Amendment, as applicable, to constitute a quorum necessary to conduct the business of the Entegris Stockholders Meeting. Entegris shall, subject to the right of the Entegris Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of Entegris proxies in favor of the adoption of this Agreement, the Share Issuance and the Charter Amendment and to secure the Requisite Entegris Vote and the Entegris Charter Vote (it being understood that the foregoing shall not require the Entegris Board to recommend in favor of the adoption of this Agreement, the Share Issuance and the Charter Amendment, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)).

(c)    Versum and Entegris shall cooperate and use their reasonable best efforts to schedule and convene the Versum Stockholders Meeting and the Entegris Stockholders Meeting on the same date. Versum and Entegris each agrees (i) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (ii) to give written notice to the other Party one (1) day prior to the Versum Stockholders Meeting or the Entegris Stockholders Meeting, as applicable, and on the day of, but prior to the Versum Stockholders Meeting or the Entegris Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Versum Vote, the Requisite Entegris Vote or the Entegris Charter Vote, as applicable, have been obtained. Notwithstanding the foregoing, if, on a date that is two (2) Business Days prior to the date the Versum Stockholders Meeting or the Entegris Stockholders Meeting, as applicable, is scheduled, (A) Versum or Entegris, as applicable, has not received proxies representing the Requisite Versum Vote, the Requisite Entegris Vote or the Entegris Charter Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is required to be delivered, Versum may, or if Entegris so requests, shall, or Entegris may, or if Versum so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Versum Stockholders Meeting or the Entegris Stockholders Meeting, as applicable, as long as the date of the Versum Stockholders Meeting or the Entegris Stockholders Meeting, as applicable, is not postponed or adjourned more than ten (10) days in connection with any one postponement or adjournment or to a date that is no later than three (3) Business Days prior to the Outside Date. In the event that Versum or Entegris, as applicable, postpones or adjourns the Versum Stockholders Meeting or the Entegris Stockholders Meeting, as applicable, the other Party may postpone or adjourn its stockholders meeting such that the Versum Stockholders Meeting and the Entegris Stockholders Meeting are scheduled on the same date.

(d)    Without limiting the generality of the foregoing, but subject to each Party’s right to terminate this Agreement pursuant to Section 9.3(c) or Section 9.4(c), as applicable, each of Versum and Entegris agrees that its obligations to hold the Versum Stockholders Meeting and the Entegris Stockholders Meeting, as applicable, pursuant to this Section 7.4 shall not be affected by the making of a Change of Recommendation by the Versum Board or the Entegris Board, as applicable, and its obligations pursuant to this Section 7.4 shall not be affected by the commencement of or announcement or disclosure of or communication to Versum or Entegris, as applicable, of any Acquisition Proposal (including any Superior Proposal) or the occurrence or disclosure of an Intervening Event as to Versum or Entegris, as applicable.

(e)    The only matters to be voted upon at the Versum Stockholders Meeting and the Entegris Stockholders Meeting are (i) in the case of Versum, the Requisite Versum Vote and routine proposals required in connection with such vote and (ii) in the case of Entegris, the Requisite Entegris Vote and the Entegris Charter Vote and routine proposals required in connection with such vote.

7.5.    Cooperation; Efforts to Consummate.

(a)    On the terms and subject to the conditions set forth in this Agreement (including Section 7.2), Versum and Entegris shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other Filings (including by filing no later than fifteen (15) Business Days after the date of this Agreement the notification and report form required under the HSR Act), obtaining as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations (“Consents”) necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, executing and delivering any additional instruments necessary to consummate the Transactions and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Transactions.

(b) Versum and Entegris shall jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy/Prospectus). Neither Versum nor Entegris shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Entity in respect of any Filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use reasonable best efforts to furnish to each other all information required for any Filing, other than confidential or proprietary information not directly related to the Transactions, and to give the other Party reasonable prior notice of any such Filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Entity in connection with the Transactions and the material communications between such Party and such Governmental Entity, and, to the extent practicable, permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such Filing or communication. Each of the Parties shall promptly furnish the other with copies of all correspondence, Filings (except for the Parties’ initial HSR Act filings) and material communications between them and their Affiliates and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 7.5, provided that materials furnished pursuant to this Section 7.5 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, each of Versum and Entegris and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a Governmental Entity related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of Versum and Entegris shall act reasonably and as promptly as reasonably practicable.

(c)    Subject to Section 7.1(b) of such Party’s Disclosure Letter, neither Entegris nor Versum shall, and each of them shall cause their respective Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, adversely affect or materially delay obtaining or making any Filing contemplated by this Section 7.5 or the timely receipt thereof.

(d)    Without limiting the generality of the undertakings pursuant to this Section 7.5, but on the terms and subject to the conditions set forth in this Agreement, including Section 7.5(e), each of Versum and Entegris agree to take or cause to be taken the following actions:

(i)    subject to applicable Law, the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(ii)    the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including (I) the defense through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other Proceeding by any person or entity (including any Governmental Antitrust Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (II) (x) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, (y) agreeing to restrictions or actions that after the Effective Time would limit the Combined Company’s or its Subsidiaries’ or Affiliates’ freedom of action or operations with respect to, or its ability to retain, one or more of its or its

Subsidiaries’ businesses, product lines or assets or (z) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations, and promptly effecting the sale, lease, license, divestiture, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of Versum or Entegris or either of their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto or to such restrictions or actions) (such sale, lease, license, defense through litigation, divestiture, disposal and holding separate or other action described in clauses (I) or (II), a “Regulatory Remedy”) if such Regulatory Remedy should be reasonably necessary, proper or advisable so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated herein. Nothing in this Section 8.6(d) shall require either Entegris or Versum to effectuate or agree to effectuate any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the Closing.

(e)    Notwithstanding anything in this Section 7.5 to the contrary, neither this Section 7.5 nor the “reasonable best efforts” standard herein shall require, or be construed to require, Versum or Entegris or any of their respective Subsidiaries or other Affiliates to (i) waive any of the conditions set forth in Article VIII as they apply to such Party, (ii) take, effect or agree to any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the occurrence of the Closing or is effective on or after the Closing or (iii) take, effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Versum and its Subsidiaries, taken as a whole, Entegris and its Subsidiaries, taken as a whole, or the Combined Company and its Subsidiaries, taken as a whole, in each case, from and after the Effective Time (a “Burdensome Effect”), it being understood that for purposes of clause (iii) any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination.

(f)    For the avoidance of doubt, Versum and Entegris shall use reasonable best efforts to cooperate with each other and work in good faith in formulating any Regulatory Remedy.

7.6.    Status; Notifications. Subject to applicable Law and except as otherwise required by any Governmental Entity, Versum and Entegris each shall keep the other apprised of the status of material matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other substantive communications received by Versum or Entegris, as applicable, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions.

7.7.    Financing and Indebtedness. During the period from the date of this Agreement to the Effective Time, the Parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Transactions contemplated by this Agreement, regarding each Party’s credit agreements, indentures or other documents governing or relating to Indebtedness of the Parties, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to retaining or refinancing a Party’s credit agreement or senior notes.

7.8.    Information; Access and Reports.

(a)    Subject to applicable Law and the other provisions of this Section 7.8, Versum and Entegris each shall (and shall cause its Subsidiaries to), upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Entegris, Versum or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other Party, use reasonable best efforts to afford the other Party’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, Employees, agents, Contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) use reasonable best efforts to furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Entegris, Versum or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions.

(b)    The foregoing provisions of this Section 7.8 shall not require and shall not be construed to require either Versum or Entegris to permit any access to any of its officers, Employees, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of Versum or Entegris, as applicable, would (i) unreasonably interfere with such Party’s or its Subsidiaries’ business operations, (ii) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of Versum, Entegris or any of their respective Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Law, including any fiduciary duty, (iv) waive the protection of any attorney-client privilege or (v) result in the disclosure of any personal information that would expose the Party to the risk of liability. In the event that Versum or Entegris, as applicable, objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (ii) through (v), Versum or Entegris, as applicable, shall inform the other Party as to the general nature of what is being withheld and shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Each of Versum and Entegris, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 7.8 shall be directed to the Person designated by Versum or Entegris, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c)    To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)    No exchange of information or investigation by Entegris or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Versum set forth in this Agreement, and no investigation by Versum or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Entegris set forth in this Agreement.

7.9.    Stock Exchange Listing and Delisting. Entegris shall use its reasonable best efforts to cause the shares of Entegris Common Stock to be issued in the Merger to be approved for listing on NASDAQ or the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, Versum shall cooperate with Entegris and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Combined Company of the shares of Versum Common Stock from the NYSE and the deregistration of the shares of Versum Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.10.    Publicity. The initial press release with respect to the execution of this Agreement shall be a joint release to be reasonably agreed upon by the Parties. Versum and Entegris shall consult with each other before issuing any press release or Financing Disclosure or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or Financing Disclosure or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided, that (a) any such press release, Financing Disclosure or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis and (b) each Party may issue public announcements, include in Financing Disclosure or make other public disclosures regarding this Agreement or the Transactions that consist solely of information previously disclosed in press releases, Financing Disclosures or public statements previously approved by either Party or made by either Party in compliance with this Section 7.10; provided, further, that the first sentence of this Section 7.10 shall not apply to (x) any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement and (y) internal announcements to employees which are not made public. Notwithstanding anything in this Section 7.10 to the contrary, neither party shall be (x) required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.2. As used above, (“Financing Disclosure”) means any reference to, or information in connection with, the Transactions that is included in any documents to be filed with any Person (including the SEC), issued, published and/or distributed by Versum or Entegris in connection with any financing transaction to be entered into by any of those Parties.

7.11.    Employee Benefits.

(a)    Entegris shall provide, or shall cause to be provided, (i) the Employees of Versum and its Subsidiaries at the Effective Time who continue to remain employed with Entegris or its Subsidiaries (the “Versum Continuing Employees”) and (ii) the Employees of Entegris and its Subsidiaries at the Effective Time who continue to remain employed with Entegris or its Subsidiaries (the “Entegris Continuing Employees”), during the period commencing at the Effective Time and ending on the one (1)-year anniversary of the Closing Date with: (a) base salary or base wage, annual cash incentive opportunities and long-term cash and equity incentive opportunities, that, in each case, is no less favorable to such Versum Continuing Employee or Entegris Continuing Employee, as applicable, than those provided to such Versum Continuing Employee or Entegris Continuing Employee, as applicable, immediately prior to the Effective Time; (b) severance benefits and protections that are no less favorable to such Versum Continuing Employees or Entegris Continuing Employees, as applicable, than those provided to such Versum Continuing Employees or Entegris Continuing Employees, as applicable, immediately prior to the Effective Time; and (c) health and welfare benefits, pension benefits, and retirement benefits that are no less favorable, in the aggregate, to such Versum Continuing Employees or Entegris Continuing Employees, as applicable, than those provided to such Versum Continuing Employees or Entegris Continuing Employees, as applicable, immediately prior to the Effective Time.

(b)    With respect to any Benefit Plan in which any Versum Continuing Employee or Entegris Continuing Employee (collectively, the “Continuing Employees”) first becomes eligible to participate on or after the Effective Time, each Party shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the other Party’s Continuing Employees and their eligible dependents, (ii) give the other Party’s Continuing Employees credit for the plan year in which the Effective Time occurs (or the plan year in which the Continuing Employee first becomes eligible to participate in the applicable Benefit Plan, if later) towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the Effective Time (or eligibility date, as applicable), for which payment has been made and (iii) give the other Party’s Continuing Employees service credit for such Continuing Employee’s employment with the other Party for purposes of vesting, benefit accrual and eligibility to participate under each applicable Benefit Plan, as if such service had been performed with such Party, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable Law) or to the extent it would result in a duplication of benefits.

(c)    The Parties each hereby acknowledge and agree that a “change in control” (or similar phrase) will occur or will be deemed to occur at the Effective Time under the Versum Benefit Plans. From and after the Effective Time, Entegris shall cause the Combined Company and its Subsidiaries to honor, in accordance with their terms, all Versum Benefit Plans.

(d)    Versum may adopt annual bonus or incentive plans for Versum’s fiscal year commencing October 1, 2019 that are substantially equivalent to Versum’s annual bonus or incentive plans for the fiscal year ended September 30, 2019 (with any material changes subject to prior consultation with Entegris). Versum shall have the right, immediately prior to the Effective Time, to determine with respect to each participant in any annual bonus or incentive program for Versum’s fiscal year in which the Closing occurs, a pro-rated bonus or incentive based on actual performance of Versum for the portion of Versum’s fiscal year completed prior to the Closing Date, with such bonus or incentive calculated in good faith in the Ordinary Course and paid to each participant at such time as Versum normally pays such bonuses in the Ordinary Course.

(e)    Entegris may adopt annual bonus or incentive plans for Entegris’s fiscal years commencing January 1, 2019 and January 1, 2020 that are substantially equivalent to Entegris’s annual bonus or incentive plans for the fiscal year ended December 31, 2018 (with any material changes subject to prior consultation with Versum). If the Closing Date occurs following December 31, 2019, Entegris may pay annual cash bonuses earned by Entegris employees for the fiscal year ended December 31, 2019, with such bonus or incentive calculated in good faith in the Ordinary Course, and Entegris shall pay such amount to each participant at the such time Entegris normally pays such bonuses in the Ordinary Course.

(f)    Prior to making any material written communications intended for broad-based and general distribution to any Employee pertaining to compensation or benefit matters that are affected by the Transactions contemplated by this Agreement, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant party shall consider any such comments in good faith.

(g)    Subject to Section 7.1, nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Versum Benefit Plan or Entegris Benefit Plan, (ii) prevent Versum, Entegris, the Combined Company or any of their Affiliates from amending or terminating any of their respective Benefit Plans in accordance with their terms, or (iii) prevent Versum, Entegris, the Combined Company or any of their Affiliates, after the Effective

Time, from terminating the employment of any Versum Continuing Employee or Entegris Continuing Employee. Nothing contained in this Agreement is intended to create any third-party beneficiary rights in any Employee of Versum, Entegris or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof (including any Labor Organization), with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Versum Continuing Employee or Entegris Continuing Employee by Versum, Entegris, the Combined Company or any of their Affiliates or under any Benefit Plan which Versum, Entegris, the Combined Company or any of their Affiliates may maintain.

7.12.    Certain Tax Matters.

(a)    None of Entegris, Versum or any of their respective Subsidiaries shall take or cause to be taken, or fail to take, any action, whether before or after the Effective Time, that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)    Each of Entegris and Versum shall use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 8.2(d) and Section 8.3(e). In connection therewith, Entegris shall deliver to Wachtell, Lipton, Rosen & Katz, counsel to Entegris (“Entegris’s Counsel”), and Simpson Thacher & Bartlett LLP, counsel to Versum (“Versum’s Counsel”), a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Entegris (the “Entegris Tax Representation Letter”), and Versum shall deliver to Entegris’s Counsel and Versum’s Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Versum (the “Versum Tax Representation Letter”); provided that, in each case, the representation letter shall be as reasonably necessary or appropriate to allow Entegris’s Counsel and Versum’s Counsel each to provide the opinions of counsel referred to in Section 8.2(d) and Section 8.3(e).

7.13.    Expenses. Except as otherwise provided in Section 9.5(b), Section 9.5(c) or Section 9.5(d), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that (i) expenses described on Section 7.13 of the Versum Disclosure Letter shall be paid by Entegris and (ii) expenses incurred (A) in connection with any filing fees in connection with the HSR Act, any other Antitrust Law, the Registration Statement and the printing and mailing of the Proxy/Prospectus and the Registration Statement and (B) in respect of any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Transactions contemplated by this Agreement, regarding each Party’s credit agreements, indentures or other documents governing or relating to Indebtedness of the Parties shall be shared equally by Versum and Entegris and (iii) the Combined Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article III.

7.14.    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Combined Company shall indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of this Agreement under applicable Law, Versum’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of Versum or any of its Subsidiaries or any Person who prior to or at the Effective Time served at the request of Versum or any of its Subsidiaries as a director or officer of another Person in which Versum or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) this Agreement or the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and the Combined Company shall also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable Law, Versum’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b)    Prior to the Effective Time, Versum shall and, if Versum is unable to, Entegris shall cause the Combined Company as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Versum’s existing directors’ and officers’ insurance policies, and (ii) Versum’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as Versum’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Versum’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If Versum and the Combined Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Combined Company shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Versum’s existing policies as of the date of this Agreement, or the Combined Company shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Versum’s existing policies as of the date of this Agreement; provided, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Versum for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Combined Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)    Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such Proceeding, shall promptly notify the Combined Company thereof in writing, but the failure to so notify shall not relieve the Combined Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) the Combined Company shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, the Combined Company will not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if the Combined Company elects not to assume such defense or legal counsel or the Indemnified Party advises that there are issues which raise conflicts of interest between the Combined Company and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and the Combined Company shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that the Combined Company shall be obligated pursuant to this Section 7.14(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if the Combined Company elects to assume such defense, and the Combined Company shall cooperate in the defense of any such matter if the Combined Company elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent if the Combined Company elects to assume such defense and the Combined Company shall not be liable for any settlement effected without their prior written consent the Combined Company elects not to assume such defense; (iv) the Combined Company shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d)    During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of Versum and its Subsidiaries or any indemnification agreement between such Indemnified Party and Versum or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e)    If the Combined Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Combined Company shall assume all of the obligations set forth in this Section 7.14.

(f)    The rights of the Indemnified Parties under this Section 7.14 shall survive consummation of the Merger and are in addition to any rights such Indemnified Parties may have under the Organizational Documents of Versum or any of its Subsidiaries, or under any indemnification agreements or other applicable Contracts of Versum or Laws.

(g)    This Section 7.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.14.

7.15.    Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Versum and Entegris and the Entegris Board and Versum Board, respectively, shall grant such approvals and take such actions as are necessary and legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.16.    Dividends. Versum and Entegris shall coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur, so that holders of shares of Versum Common Stock do not receive dividends on both shares of Versum Common Stock and Entegris Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either shares of Versum Common Stock or Entegris Common Stock received in the Merger in respect of any calendar quarter; provided, that the declaration and payment of any dividends on shares of Versum Common Stock or Entegris Common Stock shall be subject to applicable Law and the approval of the Versum Board or Entegris Board, as applicable.

7.17.    Section 16 Matters. Versum and Entegris, and the Versum Board and the Entegris Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as are reasonably necessary or appropriate to cause the Transactions and any other dispositions of equity securities of Versum or Entegris (including derivative securities) or acquisitions of shares of Entegris Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Versum or Entegris or will become subject to such reporting requirements with respect to Entegris, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.

7.18.    Stockholder Litigation. Each of Versum and Entegris shall promptly advise the other Party of any litigation commenced after the date hereof against such Party or any of its directors (in their capacity as such) by any stockholders of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the Transactions, and shall keep the other Party reasonably informed regarding any such litigation. Each of Versum and Entegris shall give the other Party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE VIII

CONDITIONS

8.1.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), at or prior to the Closing of each of the following conditions:

(a)    Versum Stockholder Approval. The Requisite Versum Vote shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of Versum.

(b)    Entegris Stockholder Approval. The Requisite Entegris Vote shall have been obtained in accordance with applicable Law (including the applicable rules of NASDAQ) and the certificate of incorporation and bylaws of Entegris.

(c)    Listing. The shares of Entegris Common Stock issuable in accordance with this Agreement (including the shares of Entegris Common Stock issuable upon the exercise of any Converted Versum Options) shall have been approved for listing on NASDAQ or the NYSE, subject to official notice of issuance.

(d)    Government Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) all other authorizations, consents, orders, approvals, filings and declarations, and all expirations of waiting periods, required under the applicable Antitrust Laws of the jurisdictions listed on Section 5.4(b) of the Versum Disclosure Letter shall have been obtained (all authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, such jurisdictions being the “Requisite Regulatory Approvals”), (iii) all such Requisite Regulatory Approvals shall be in full force and effect and (iv) no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) in connection with a Requisite Regulatory Approval that (A) requires either Party or any of its respective Subsidiaries to take or commit to take any actions constituting or that would reasonably be expected to have a Burdensome Effect or (B) would otherwise constitute or reasonably be expected to have a Burdensome Effect and is in effect.

(e)    Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions or imposes a Burdensome Effect (it being understood and agreed by the Parties that, with respect to any such Law or Governmental Order that is, or is under, an Antitrust Law, only a Governmental Entity of competent jurisdiction in a jurisdiction listed on Section 5.4(b) of the Versum Disclosure Letter shall constitute a Governmental Entity of competent jurisdiction for purposes of this Section 8.1(e)) (such Law or Governmental Order, a “Relevant Legal Restraint”).

(f)    Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

8.2.    Conditions to Obligations of Entegris. The obligation of Entegris to effect the Merger is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by Entegris at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Versum set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.3 [Corporate Authority; Approval], Section 5.12 [Takeover Statutes], Section 6.5 [Versum Capital Structure] and Section 6.7 [Versum Brokers and Finders] shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of Versum set forth in Section 5.7(b) [Absence of Certain Changes or Events] shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; (iii) the representations and warranties of Versum set forth in Section 6.5 [Versum Capital Structure] shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iv) each other representation and warranty of Versum set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Versum.

(b)    Performance of Obligations of Versum. Versum shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)    Certificate. Entegris shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Versum, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)    Tax-Free Opinion. Entegris shall have received a written opinion from Entegris’s Counsel, in form and substance reasonably satisfactory to Entegris, dated as of the Closing Date, to the effect that for U.S. federal income Tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.2(d), Entegris’s Counsel shall be entitled to rely on the Entegris Tax Representation Letter and the Versum Tax Representation Letter and such other information as Entegris’s Counsel reasonably deems relevant.

8.3.    Conditions to Obligation of Versum. The obligation of Versum to effect the Merger is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by Versum at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Entegris set forth in Section 5.1 [Organization, Good Standing and Qualification], Section 5.3 [Corporate Authority; Approval], Section 5.12 [Takeover Statutes], Section 6.1 [Entegris Capital Structure] and Section 6.3 [Entegris Brokers and Finders] shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of Entegris set forth in Section 5.7(b) [Absence of Certain Changes or Events] shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; (iii) the representations and warranties of Entegris set forth in Section 6.1 [Entegris Capital Structure] shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iv) each other representation and warranty of Entegris set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Entegris.

(b)    Performance of Obligations of Entegris. Entegris shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)    Certificate. Versum shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Entegris, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)    Combined Company Governance Matters. Entegris shall have taken the actions necessary to cause the matters set forth in Section 4.1(c), Section 4.1(d), Section 4.1(e) and Section 4.1(f) to be completed and effective as of the Effective Time.

(e)    Tax-Free Opinion. Versum shall have received a written opinion from Versum’s Counsel, in form and substance reasonably satisfactory to Versum, dated as of the Closing Date, to the effect that for U.S. federal income Tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.3(e), Versum’s Counsel shall be entitled to rely on the Versum Tax Representation Letter and the Entegris Tax Representation Letter and such other information as Entegris’s Counsel reasonably deems relevant.

ARTICLE IX

TERMINATION

9.1.    Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of Versum and Entegris by action of the Entegris Board and the Versum Board.

9.2.    Termination by Either Versum or Entegris. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Entegris Board or the Versum Board, if:

(a)    the Merger shall not have been consummated by 5:00 p.m. (New York Time) on January 28, 2020 (the “Outside Date”); provided, however, that if any of the conditions to the Closing set forth in Section 8.1(d) or Section 8.1(e) (solely as it relates to any Antitrust Laws) has not been satisfied or waived on or prior to January 28, 2020 but all other conditions to Closing set forth in Article VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date)) or waived, the Outside Date may be extended by either Party (by delivery written notice to the other Party at or prior to 5:00 p.m. (New York Time) on January 28, 2020), without further action of the other Party to (and including) 5:00 p.m. (New York Time) on April 28, 2020, and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the Merger to be satisfied;

(b)    a Relevant Legal Restraint permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.2(b) shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 7.5; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any Party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of the condition set forth in Section 8.1(e) [Laws or Governmental Orders] to the consummation of the Merger to be satisfied; or

(c)    (i) if the Requisite Versum Vote shall not have been obtained at the Versum Stockholders Meeting (or, if the Versum Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement was taken or (ii) if the Requisite Entegris Vote shall not have been obtained at the Entegris Stockholders Meeting (or, the Entegris Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement and the Share Issuance was taken.

9.3.    Termination by Entegris. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Entegris Board:

(a)    prior to the time the Requisite Versum Vote is obtained, if the Versum Board shall have made a Change of Recommendation;

(b)    if at any time prior to the Effective Time, there has been a breach by Versum of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Entegris to Versum or (ii) three (3) Business Days prior to the Outside Date); provided, that the right to terminate this Agreement pursuant to this Section 9.3(b) shall not be available if Entegris has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the Merger not to be satisfied;

(c)    in order to enter into a definitive written agreement with respect to a Superior Proposal with respect to Entegris, provided that Entegris has complied with its obligations under Section 7.2 and, in connection with the termination of this Agreement, Entegris pays to Versum in immediately available funds the Entegris Termination Fee required to be paid pursuant to Section 9.5(c).

9.4.    Termination by Versum. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Versum Board:

(a)    prior to the time the Requisite Entegris Vote is obtained, if the Entegris Board shall have made a Change of Recommendation;

(b)    if at any time prior to the Effective Time, there has been a breach by Entegris of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Versum to Entegris or (ii) three (3) Business Days prior to the Outside Date); provided, that the right to terminate this Agreement pursuant to this Section 9.4(b) shall not be available if Versum has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the Merger not to be satisfied;

(c)    in order to enter into a definitive written agreement with respect to a Superior Proposal with respect to Versum, provided that Versum has complied with its obligations under Section 7.2 and, in connection with the termination of this Agreement, Versum pays to Entegris in immediately available funds the Versum Termination Fee required to be paid pursuant to Section 9.5(b).

9.5.    Effect of Termination and Abandonment.

(a)    Except to the extent provided in Section 9.5(b), Section 9.5(c) and Section 9.5(d) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement and (ii) the provisions set forth in Article X [Miscellaneous and General], Section 7.13 [Expenses], this Section 9.5 [Effect of Termination and Abandonment] and the Confidentiality Agreement shall survive the termination of this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by either Versum or Entegris pursuant to Section 9.2(a) [Outside Date] (if the sole reason the Merger was not consummated was the failure of Versum to convene and hold the Versum Stockholders Meeting prior to the Outside Date) or Section 9.2(c)(i) [Requisite Versum Vote Not Obtained] and, in either case,

(A)    a bona fide Acquisition Proposal with respect to Versum shall have been publicly made directly to the stockholders of Versum or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Versum (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification five (5) Business Days prior to (i) the date of such termination, with respect to any termination pursuant to Section 9.2(a) [Outside Date] or (ii) the date of the Versum Stockholders Meeting, with respect to termination pursuant to Section 9.2(c)(i) [Requisite Versum Vote Not Obtained]), and

(B)    within twelve (12) months after such termination, (1) Versum or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Versum or (2) there shall have been consummated any Acquisition Proposal with respect to Versum (in each case of clauses (1) and (2), with fifty percent (50%) being substituted in lieu of fifteen percent (15%) in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2),

(ii)    by Entegris pursuant to Section 9.3(a) [Versum Change of Recommendation], then promptly, but in no event later than two (2) Business Days after the date of such termination,

(iii)    by either Entegris or Versum pursuant to Section 9.2(c)(i) [Requisite Versum Vote Not Obtained] (and, at the time of such termination pursuant to Section 9.2(c)(i) [Requisite Versum Vote Not Obtained], Entegris had the right to terminate this Agreement pursuant to Section 9.3(a) [Versum Change of Recommendation]), then promptly, but in no event later than, in the case of such termination by Entegris, two (2) Business Days or, in the case of such termination by Versum, one (1) Business Day after the date of such termination, or

(iv)     by Versum pursuant to Section 9.4(c) [Versum Termination to Accept Superior Proposal], then concurrently and as a condition to the effectiveness of such termination,

Versum shall, in the case of Section 9.5(b)(i), Section 9.5(b)(ii), Section 9.5(b)(iii) or Section 9.5(b)(iv), pay the Versum Termination Fee to Entegris or its designee by wire transfer of immediately available cash funds. In no event shall Versum be required to pay the Versum Termination Fee on more than one occasion.

(c)    In the event that this Agreement is terminated:

(i)    by either Versum or Entegris pursuant to Section 9.2(a) [Outside Date] (if the sole reason the Merger was not consummated was the failure of Entegris to convene and hold the Entegris Stockholders Meeting prior to the Outside Date) or Section 9.2(c)(ii) [Requisite Entegris Vote Not Obtained] and, in either case,

(A)    a bona fide Acquisition Proposal with respect to Entegris shall have been publicly made directly to the stockholders of Entegris or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Entegris (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification five (5) Business Days prior to (i) the date of such termination, with respect to any termination pursuant to Section 9.2(a) [Outside Date] or (ii) the date of the Entegris Stockholders Meeting, with respect to termination pursuant to Section 9.2(c)(ii) [Requisite Entegris Vote Not Obtained]), and

(B)    within twelve (12) months after such termination, (1) Entegris or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Entegris or (2) there shall have been consummated any Acquisition Proposal with respect to Entegris (in each case of clauses (1) and (2), with fifty percent (50%) being substituted in lieu of fifteen percent (15%) in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2),

(ii)    by Versum pursuant to Section 9.4(a) [Entegris Change of Recommendation], then promptly, but in no event later than two (2) Business Days after the date of such termination,

(iii)    by either Entegris or Versum pursuant to Section 9.2(c)(ii) [Requisite Entegris Vote Not Obtained] (and, at the time of such termination pursuant to Section 9.2(c)(ii) [Requisite Entegris Vote Not Obtained], Versum had the right to terminate this Agreement pursuant to Section 9.4(a) [Entegris Change of Recommendation]), then promptly, but in no event later than, in the case of such termination by Versum, two (2) Business Days or, in the case of such termination by Entegris, one (1) Business Day after the date of such termination, or

(iv)     by Entegris pursuant to Section 9.3(c) [Entegris Termination to Accept Superior Proposal], then concurrently and as a condition to the effectiveness of such termination,

Entegris shall, in the case of Section 9.5(c)(i), Section 9.5(c)(ii), Section 9.5(c)(iii) or Section 9.5(c)(iv) pay the Entegris Termination Fee to Versum or its designee by wire transfer of immediately available cash funds. In no event shall Entegris be required to pay the Entegris Termination Fee on more than one occasion.

(d)    In the event that this Agreement is terminated:

(i)    by either Versum or Entegris pursuant to Section 9.2(c)(i) [Requisite Versum Vote Not Obtained] at a time when the condition set forth in Section 8.1(b) [Entegris Stockholder Approval] has been satisfied, then promptly, but in no event later than, in the case of such termination by Entegris, three (3) Business Days or, in the case of such termination by Versum, one (1) Business Day after the date of such termination, Versum shall pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”) of Entegris up to a maximum amount equal to $35 million (the “Expense Amount”), to Entegris or its designee by wire transfer of immediately available cash funds; provided that any amounts paid under this Section 9.5(d)(i) shall be credited (without interest) against any Versum Termination Fee if paid to Entegris (or its designee) pursuant to the terms of this Agreement, and

(ii)    by either Versum or Entegris pursuant to Section 9.2(c)(ii) [Requisite Entegris Vote Not Obtained] at a time when the condition set forth in Section 8.1(a) [Versum Stockholder Approval] has been satisfied, then promptly, but in no event later than, in the case of such termination by Versum, three (3) Business Days or, in the case of such termination by Entegris, one (1) Business Day after the date of such termination, Entegris shall pay all of the documented out-of-pocket Costs of Versum up to the Expense Amount to Versum or its designee by wire transfer of immediately available cash funds; provided that any amounts paid under this Section 9.5(d)(ii) shall be credited (without interest) against any Entegris Termination Fee if paid to Versum (or its designee) pursuant to the terms of this Agreement.

(e)    The Parties hereby acknowledge and agree that the agreements contained in this Section 9.5 are an integral part of the Transactions, and that, without these agreements, the other Parties would not enter into this Agreement; accordingly, if Versum or Entegris, as applicable, fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, Entegris or Versum, as applicable, commences a suit that results in a judgment against Versum or Entegris, as applicable, for the fees set forth in this Section 9.5 or any portion of such fees, such paying Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees, costs and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that any termination fee becomes payable by, and is paid by, Versum or becomes payable by, and is paid by, Entegris, as applicable, such fee shall be the receiving Party’s sole and exclusive remedy for damages against the other Parties and their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided, however, that no such payment shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1.    Survival. This Article X and the agreements of Versum and Entegris contained in Article II [Merger Consideration; Effect of the Merger on Capital Stock], Article III [Delivery of Merger Consideration; Procedures for Surrender], Section 4.1 [Combined Company Governance and Additional Matters], Section 7.11 [Employee Benefits], Section 7.12 [Certain Tax Matters], Section 7.13 [Expenses], and Section 7.14 [Indemnification; Directors’ and Officers’ Insurance] shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the consummation of the Merger.

10.2.    Amendment; Waiver. Subject to the provisions of applicable Laws and the provisions of Section 7.14 [Indemnification; Directors’ and Officers’ Insurance] and Section 10.15 [Financing Parties], at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Versum and Entegris, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the respective parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3.    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.4.    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the Parties agrees that it shall bring any action or Proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware (or, in the event that such court does not have subject matter jurisdiction over such action or Proceeding, the United States District Court for the District of Delaware) (the “Chosen Court”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (ii) waives any objection to the laying of venue in any such action or Proceeding in the Chosen Court, (iii) waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5.    Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

10.6.    Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties shall be in writing and shall be deemed to have been duly given when (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone or response email:

If to Entegris:

Entegris, Inc.

129 Concord Road

Billerica, MA 01821

Attention:        Bertrand Loy

Telephone:     (978) 436-6500

E-mail:           bertrand.loy@entegris.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Mark Gordon

                    Alison Z. Preiss

Telephone: (212) 403-1000

E-mail:        mgordon@wlrk.com

                    azpreiss@wlrk.com

If to Versum:

Versum Materials, Inc.

8555 South River Parkway

Tempe, AZ 85284

Attention:        Michael W. Valente

Telephone:      (480) 482-4302

E-mail:             michael.valente@VersumMaterials.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:    Mario A. Ponce

                    Jakob Rendtorff

Telephone: (212) 455-2000

E-mail:         mponce@stblaw.com

                    jrendtorff@stblaw.com

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

10.7.    Definitions.

(a)    For purposes of this Agreement, the following terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“401(k) Plan” means a Benefit Plan that is a defined contribution plan with a qualified cash or deferred arrangement within the meaning of Section 401 of the Code.

“Acquisition Proposal” means (a) any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Versum or Entegris, as applicable, or any of their respective Subsidiaries and involving, directly or indirectly, fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of Versum or Entegris, as applicable), or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, fifteen percent (15%) or more of the total voting power or of any class of equity securities of Versum or Entegris, as applicable, or fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of Versum or Entegris, as applicable, in each case of clauses (a) and (b), other than the Transactions; provided that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a Regulatory Remedy in accordance with Section 7.5(c) shall not be deemed an Acquisition Proposal.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other United States or non-United States, including state, national, or supranational, antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Versum or Entegris or any of their respective Subsidiaries. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of ERISA, employment, non-compete and/or non-solicit, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, health, welfare, fringe or other benefits or remuneration of any kind.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized by Law to be closed.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Versum and its Subsidiaries or Entegris and its Subsidiaries, as applicable.

“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation (other than a Benefit Plan).

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code and (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Covered Termination” means (a) in the case of an employee of Versum and its Subsidiaries, the termination of employment of a holder of a Versum RSU or Versum PSU, as applicable, (i) by Versum or one of its Subsidiaries other than for Cause or (ii) by the employee for Good Reason (as such terms are defined in the applicable Versum RSU award agreement or Versum PSU award agreement, as applicable) during the twenty four (24)-month period following the Closing Date and (b) in the case of a member of the Versum Board, the termination of service on the board of directors of Versum or Entegris thereof for any reason on or following the Closing Date. For the avoidance of doubt, if an employee of Versum and its Subsidiaries does not have Good Reason termination rights provided in their applicable equity award agreement (or employment or similar agreement), a Covered Termination shall not include a termination by the employee for Good Reason.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Entegris Benefit Plan” means any Benefit Plan that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Entegris or any of its Subsidiaries.

“Entegris ESPP” means the Entegris, Inc. Amended and Restated Employee Stock Purchase Plan.

“Entegris Stock Plan” means the Entegris, Inc. 2010 Stock Plan, as amended and/or restated from time to time.

“Entegris Stockholders Meeting” means the meeting of stockholders of Entegris to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Entegris Termination Fee” means an amount in cash equal to $155 million.

“Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of Versum or Entegris or any of their respective Subsidiaries, as applicable.

“Environmental Law” means any Law relating to: (a) the protection, investigation or restoration of the environment or natural resources, (b) the handling, use, disposal, Release or threatened Release of, or exposure to any harmful or deleterious substances or (c) indoor air quality, wetlands, pollution, contamination or any injury or threat of injury to persons or property arising from any harmful or deleterious substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Versum or Entegris or any of their respective Subsidiaries, as applicable, as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” means each Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, excluding “multiemployer plans” within the meaning of Section 3(37) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Versum Common Stock owned by Versum excluding any such shares of Versum Common Stock owned by a Versum Benefit Plan or held on behalf of third parties.

“Financing Entities” shall mean (a) Morgan Stanley Senior Funding, Inc. and any other Person that becomes a Commitment Party under, and as defined in, that certain Commitment Letter dated the date hereof between Entegris and Morgan Stanley Senior Funding, Inc., and (b) any other Person that shall have committed to provide or arrange any financing, or any amendment or other modification of any financing, in each case, pursuant to or in connection with the Financing Documents, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of, any such financing or amendment, and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Materials” means (a) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, polychlorinated biphenyls, mold, and radioactive substances and (b) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited or regulated by or pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Entegris and its wholly owned Subsidiaries or between or among any of Versum and its wholly owned Subsidiaries); (f) to maintain or cause to be maintained the financing, financial position or financial covenants of others; (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination) or (h) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual and industrial property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (a) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, trade dress, logos, Internet domain names, uniform resource locators, social and mobile media identifiers and other similar identifiers of origin, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, mask works, rights under copyrights and corresponding rights in, industrial designs, and works of authorship (including computer software), applications, source code and object code, and databases, other compilations of information), whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (d) trade secrets and other rights in know-how and confidential or proprietary information, including in any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, in each case, to the extent that it qualifies as a trade secret under applicable Law and (e) all other intellectual and industrial property rights recognized by applicable Law.

“Intervening Event” means any material Effect that was not known or reasonably foreseeable by the Versum Board or the Entegris Board, as applicable, on the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of this Agreement), which Effect or consequences, as applicable, become known by such board of directors prior to the time Versum receives the Requisite Versum Vote or Entegris receives the Requisite Entegris Vote, as applicable; provided, that (a) in no event shall the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an Intervening Event has occurred, (b) in no event shall any changes in the market price or trading volume of Versum Common Stock or Entegris Common Stock, as applicable, or the fact that Versum or Entegris, as applicable, meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred and (c) in no event shall any Effect that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Versum (in the case of determination made by the Entegris Board) or Entegris (in the case of determination made by the Versum Board) and its Subsidiaries, as applicable, constitute an Intervening Event unless such Effect constitutes a Material Adverse Effect on Versum or Entegris, as applicable.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation.

“Knowledge” (a) with respect to Versum or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 10.7(a)(i) of the Versum Disclosure Letter and (b) with respect to Entegris or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 10.7(a)(i) of the Entegris Disclosure Letter.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” with respect to Versum or Entegris, means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by Versum and any of its Subsidiaries or Entegris and any of its Subsidiaries, as applicable.

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Material Adverse Effect” with respect to Versum or Entegris, means any Effect that is materially adverse to the business, condition (financial or otherwise) or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A)    Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which such Party or any of its Subsidiaries has material operations or where any of such Party’s or any of its Subsidiaries’ products or services are sold;

(B)    Effects that are the result of factors generally affecting the semiconductor industry or any industry, markets or geographical areas in which such Party and its Subsidiaries operate;

(C)    any loss of, or adverse Effect in, the relationship of such Party or any of its Subsidiaries, contractual or otherwise, with customers, Employees, unions, suppliers, distributors, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Transactions (provided that the exception in this clause (C) shall not apply to the representations and warranties contained in Section 5.4(b));

(D)    the performance by any Party of its obligations to the extent expressly required under this Agreement;

(E)    any action taken (or not taken) by such Party or any of its Subsidiaries (1) that is required to be taken (or not to be taken) by this Agreement and for which the Party shall have requested in writing the other Party’s consent to permit its non-compliance and such non-requesting Party shall not have granted such consent or (2) at the written request of the other Party, which action taken (or not taken) is not required under the terms of this Agreement;

(F)    changes or modifications, and prospective changes or modifications, in GAAP or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(G)    any failure, in and of itself, by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided, that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F) or (H) and (I));

(H)    any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person; or

(I)    (1) a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such Party on the NYSE or NASDAQ, as applicable, or (2) any ratings downgrade or change in ratings outlook for such Party or any of its Subsidiaries; provided, that the exceptions in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (H));

provided, further, that, with respect to clauses (A), (B), (F) and (H), such Effect will be taken into account in determining whether a Material Adverse Effect has occurred if it disproportionately adversely affects such Party and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, of comparable size, operating in the industries in which such Party and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Material Adverse Effect has occurred.

“NASDAQ” means the NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is in the ordinary course of business and consistent with the past practices of such Person.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” with respect to Versum or Entegris, means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by Versum and any of its Subsidiaries or Entegris and any of its Subsidiaries, as applicable.

“Permitted Encumbrances” means (a) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Encumbrances, if any, arising or incurred in the Ordinary Course that (i) relate to obligations as to which there is no default on the part of Versum, Entegris or any of their Subsidiaries, as applicable, and that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as currently conducted or (ii) are being contested in good faith through appropriate Proceedings; (b) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (c) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Encumbrances (other than those constituting Encumbrances for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (d) Encumbrances for Taxes or other governmental charges that are not yet due or payable or that are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (e) Encumbrances supporting surety bonds, performance bonds and similar obligations issued in the Ordinary Course in connection with the businesses of the Party and its Subsidiaries; (f) Encumbrances not created by the Party or its Subsidiaries that affect the underlying fee interest of a Versum Leased Real Property (in the case of Versum) or Entegris Leased Real Property (in the case of Entegris); (g) Encumbrances that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (h) Encumbrances arising under or pursuant to the Organizational Documents of the Party or any of its Subsidiaries; (i) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (j) as to Entegris or Versum, Encumbrances resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (k) Encumbrances that do not and would not reasonably be expected to materially impair, in the case of Versum, the continued use of a Versum Owned Real Property or a Versum Leased Real Property as presently operated, and in the case of Entegris, the continued use of an Entegris Owned Real Property or an Entegris Leased Real Property as presently operated; (l) non-exclusive licenses to Intellectual Property; (m) restrictions or exclusions that would be shown by a current title report or other similar report; and (n) specified Encumbrances described in Section 10.7(a)(ii) of such Party’s Disclosure Letter.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier or any other piece of information that, alone or together with other information held by a Party and its Subsidiaries, allows the identification of a natural person.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all Intellectual Property owned by Entegris and its Subsidiaries or Versum and its Subsidiaries, as applicable, that is registered, recorded or filed under the authority of, with or by any Governmental Entity or Internet domain name registrar in any jurisdiction, including pending applications for any of the foregoing.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing, or arranging for disposal, into the indoor or outdoor environment.

“Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the securities or ownership interests of such other Person is directly or indirectly owned or controlled by such Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “fifteen percent (15%) or more” shall be deemed to be references to “50% or more”) made after the date of this Agreement that the Versum Board or the Entegris Board, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor (a) would result in a transaction more favorable (including, without limitation, from a financial point of view) to Versum’s stockholders or Entegris’s stockholders, as applicable, than the Transactions and (b) is reasonably likely to be consummated on the terms proposed, in each case of clauses (a) and (b), taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Versum Board or the Entegris Board, as applicable, including any revisions to the terms of this Agreement proposed by Versum or Entegris, as applicable, pursuant to Section 7.2(e)(ii).

“Tax” means all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied to or required to be supplied to a Tax authority relating to Taxes.

“Trading Day” means any day on which shares of Entegris Common Stock are traded on the NYSE.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“Versum Benefit Plan” means any Benefit Plan that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Versum or any of its Subsidiaries.

“Versum Prior Stock Plan” means the Air Products and Chemicals, Inc. Long-Term Incentive Plan, amended and restated as of October 1, 2014.

“Versum Stock Plan” means the Versum Materials, Inc. Amended and Restated Long-Term Incentive Plan.

“Versum Stockholders Meeting” means the meeting of stockholders of Versum to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Versum Termination Fee” means an amount in cash equal to $140 million.

“Willful Breach” means a breach of this Agreement that is the result of a willful or intentional act or failure to act where the breaching party knows, or would reasonably be expected to have known, that such act or failure to act might result in, or would reasonably be expected to result in, a breach.

(b)    The following terms are defined elsewhere in this Agreement, as indicated below:

Agreement	Preamble
Alternative Acquisition Agreement	7.2(e)(i)(D)
Applicable Date	5.5(a)
Approvals	5.4(a)
Bankruptcy and Equity Exception	5.3
Board Recommendation Notice	7.2(e)(ii)
Book-Entry Share	2.2
Burdensome Effect	7.5(e)
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	7.2(e)(i)(D)
Charter Amendment	4.1(a)
Chosen Court	10.4(b)
Closing	1.2
Closing Date	1.2

Code	Recitals
Combined Company	1.1
Combined Company Board	4.1(c)
Confidentiality Agreement	10.8
Consents	7.5(a)
Continuing Employees	7.11(b)
Converted Awards	2.3(g)
Converted Versum Option	2.3(a)
Costs	9.5(d)(i)
D&O Insurance	7.14(b)
DGCL	Recitals
Director Deferral Plan	2.3(d)
Disclosure Letter	Article V
Effective Time	1.3
Eligible Shares	2.1
Entegris	Preamble
Entegris Board	Recitals
Entegris CEO	4.1(c)
Entegris Charter Vote	5.3
Entegris Common Stock	Recitals
Entegris Continuing Employees	7.11(a)
Entegris Designees	4.1(c)
Entegris Disclosure Letter	Article V
Entegris Equity Awards	6.1
Entegris Option	6.1
Entegris Preferred Stock	6.1
Entegris PSU	6.1
Entegris Recommendation	6.2
Entegris Restricted Share	6.1
Entegris RSU	6.1
Entegris Tax Representation Letter	7.12(b)
Entegris’s Counsel	7.12(b)
Encumber	6.1
Encumbrance	6.1
Exchange Agent	3.1
Exchange Fund	3.1
Exchange Ratio	2.1
Expense Amount	9.5(d)(i)
FCPA	5.11(e)
Filings	5.4(a)
Financing Disclosure	7.10
Financing Documents	10.15
GAAP	5.5(e)
Governmental Antitrust Entity	7.5(d)(i)
Indemnified Parties	7.14(a)
Insurance Policies	5.16

IRS	5.9(d)
Labor Organization	5.10(a)
Letter of Transmittal	3.2(a)
Material Contract	5.17(a)
Merger	Recitals
Merger Consideration	2.1
Non-DTC Book-Entry Share	3.2(a)
Non-U.S. Benefit Plans	5.9(k)
OFAC	5.11(d)
Outside Date	9.2(a)
Party	Preamble
Prior Plan Versum RSU	2.3(b)
Proxy/Prospectus	7.3(a)
Registration Statement	7.3(a)
Regulatory Remedy	7.5(d)(ii)
Relevant Legal Restraint	8.1(e)
Replacement RSU	2.3(b)
Reports	5.5(a)
Representatives	7.2(a)
Requisite Entegris Vote	5.3
Requisite Regulatory Approvals	8.1(d)
Requisite Versum Vote	5.3
SEC	2.3(g)
Securities Act	2.3(g)
Share Issuance	5.3
Substitute RSU	2.3(c)
Tail Period	7.14(b)
Takeover Statute	5.12
Transactions	Recitals
Versum	Preamble
Versum Board	Recitals
Versum Common Stock	Recitals
Versum Compensation Committee	2.3(c)
Versum Continuing Employees	7.11(a)
Versum Designees	4.1(c)
Versum Disclosure Letter	Article V
Versum Dividend Equivalents	2.3(e)
Versum DSU	2.3(d)
Versum Equity Awards	2.3(f)
Versum Option	2.3(a)
Versum Preferred Stock	6.5
Versum PSU	2.3(c)
Versum Recommendation	6.6
Versum RSU	2.3(b)
Versum Tax Representation Letter	7.12(b)
Versum’s Counsel	7.12(b)

10.8.    Entire Agreement. This Agreement (including any exhibits hereto), the Versum Disclosure Letter, the Entegris Disclosure Letter and the Mutual Confidentiality Agreement, dated as of January 3, 2019, between Versum and Entegris (the “Confidentiality Agreement”) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

10.9.    Third-Party Beneficiaries. Versum and Entegris hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Entegris, Versum and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except with respect to (i) Section 7.14 [Indemnification; Directors’ and Officers’ Insurance] and Section 10.15 [Financing Parties] and (ii) after the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant thereto and any cash in lieu of any fractional shares payable pursuant thereto, which shall inure to the benefit of, and be enforceable by, holders of Versum Common Stock and Versum Equity Awards as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amounts due to such Persons thereunder). The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10.    Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Entegris to take any action, such requirement shall be deemed to include an undertaking on the part of Entegris to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Combined Company to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Versum to take any action, such requirement shall be deemed to include an undertaking on the part of Versum to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.11.    Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, Employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions.

10.12.    Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13.    Interpretation; Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)    If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days or Trading Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.14.    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Parties.

10.15.    Financing Parties. Notwithstanding anything in this Agreement to the contrary, but in all cases subject to and without in any way limiting the rights and claims of any Party and/or any of its Subsidiaries under and pursuant to any commitment letter or any definitive agreement entered into by such Party (but not, for the avoidance of doubt, the other Party or any of its Subsidiaries) with respect to any financing arrangements in connection with the Merger (the “Financing Documents”), each of Versum and Entegris, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby:

(a)    agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Entities, in any way arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of, and shall be brought and heard and determined exclusively in, any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court;

(b)    agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise expressly provided in the Financing Documents;

(c)    agrees not to bring or support or permit any of its affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Entity in any way arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York;

(d)    agrees that service of process upon such Party, its Subsidiaries or its controlled Affiliates in any such Proceeding shall be effective if notice is given in accordance with Section 10.6;

(e)    irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court;

(f)    knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Entities in any way arising out of or relating to, this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(g)    agrees that none of the Financing Entities will have any liability to any Party or any of its Subsidiaries or any of their respective Affiliates or Representatives in any way relating to or arising out of this Agreement, any Financing Documents to which such Party is not a party, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise;

(h)    agrees that the Financing Entities are express third party beneficiaries of, and may enforce, this Section 10.15 and any of the provisions in this Agreement reflecting the agreements in this Section 10.15; and

(i)    agrees that the provisions in this Section 10.15 and the definition of “Financing Entities” (and any other definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 10.15 or the definition of “Financing Parties”) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Financing Entities without the prior written consent of the Financing Entities (and any such amendment, waiver or other modification without such prior written consent shall be null and void).

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ENTEGRIS, INC.

By	/s/ Bertrand Loy
	Name:	Bertrand Loy
	Title:	President and Chief Executive Officer

VERSUM MATERIALS, INC.

By	/s/ Guillermo Novo
	Name:	Guillermo Novo
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Form of Amended and Restated Certificate of Incorporation of the Combined Company

(attached)

FINAL FORM

FORM OF AMENDED AND RESTATED CERTIFICATE

OF INCORPORATION OF

ENTEGRIS, INC.

Entegris, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.

The name of the Corporation is Entegris, Inc. The original name of the Corporation was Eagle DE, Inc., and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 17, 2005.

2.

This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended, the “DGCL”) and is to become effective as of [•] on [•].

3.

This Amended and Restated Certificate of Incorporation restates, integrates and amends the provisions of the currently existing Certificate of Incorporation of the Corporation, including as amended or supplemented heretofore. As so restated, integrated and amended, the Amended and Restated Certificate of Incorporation reads as follows:

ARTICLE I

The name of this corporation is Entegris, Inc. (hereinafter referred to as the “Corporation”).

ARTICLE II

The registered office of this Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington (19801), County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 405,000,000 shares, consisting of (i) 400,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”).

B. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

ARTICLE V

Unless and except to the extent that the By-laws of this Corporation shall so require, the election of directors need not be by written ballot.

ARTICLE VI

In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of this Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal the By-Laws adopted or amended by the Board of Directors; provided, however, that, notwithstanding the fact that a lesser percentage may be specified by law, the By-Laws shall not be altered, amended or repealed by the stockholders of the Corporation except by the affirmative vote of holders of not less than seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article VI.

ARTICLE VII

Except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII

Subject to Article XIV, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX

This Article is inserted for the management of the business and for the conduct of the affairs of the Corporation.

1. Number; Election and Qualification of Directors. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, but in no event shall be less than three. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. The directors need not be stockholders of the Corporation.

2. Terms of Office. Except as provided in Section 3 of this Article IX, each director shall serve for a term ending on the date of the first annual meeting following the election of such director; provided, however, that the term of each director shall be subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

3. Removal. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, except to the extent a different vote is required by law.

4. Vacancies. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of directors, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

5. Stockholder Nominations and Introduction of Business, Etc. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before either an annual or special meeting of stockholders shall be given in the manner provided by the By-Laws of this Corporation.

ARTICLE X

1. Dividends. The Board of Directors shall have authority from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other purpose or purposes, and to abolish or add to any such reserve or reserves from time to time as said board may deem to be in the interest of the Corporation; and said Board shall likewise have power to determine in its discretion, except as herein otherwise provided, what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation.

2. Location of Meetings, Books and Records. Except as otherwise provided in the By-laws, the stockholders of the Corporation and the Board of Directors may hold their meetings and have an office or offices outside of the State of Delaware and, subject to the provisions of the laws of said State, may keep the books of the Corporation outside of said State at such places as may, from time to time, be designated by the Board of Directors or by the By-laws of this Corporation.

ARTICLE XI

Stockholders of the Corporation may not take any action by written consent in lieu of a meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article XI.

ARTICLE XII

Special meetings of stockholders may be called at any time by only the Chairman of the Board of Directors, the Chief Executive Officer (or if there is no Chief Executive Officer, the President), or by the Board of Directors of the Corporation pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-Laws, each as amended, and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-Laws of the Corporation, the affirmative vote of seventy-five percent (75%) of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend or repeal, or to adopt any provisions inconsistent with the purpose or intent of, this Article XII.

ARTICLE XIII

The Corporation expressly elects to be governed by Section 203 of the Delaware General Corporation Law.

ARTICLE XIV

1. Definitions

“Closing Date” means the Closing Date (as such term is defined in the Merger Agreement).

“Effective Time” means the Effective Time (as such term is defined in the Merger Agreement).

“Former Versum Chairman” means the chairman of the board of directors of Versum Materials, Inc. as of immediately prior to the Effective Time.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of January 27, 2019, among Versum Materials, Inc. and Entegris, Inc., as amended, restated, supplemented or otherwise modified from time to time.

“Pre-Closing CEO” means the chief executive officer of Entegris, Inc. as of immediately prior to the Effective Time.

“Specified Post-Merger Period” means the period from and after the Closing Date until the third (3rd) anniversary of the Closing Date.

“Supermajority” of the directors then serving means at least seventy-five percent (75%) of such directors; provided, that if such Supermajority yields a non-integer number of directors, the requisite number of directors shall be rounded up to the nearest integer.

2.    Chairman

A.    During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the Former Versum Chairman shall serve as Chairman of the Board of Directors of this Corporation.

B.    During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the removal of, or the failure to designate, appoint or elect, the Former Versum Chairman to serve as Chairman of the Board of Directors of this Corporation, or the failure to nominate the Former Versum Chairman for election to the Board of Directors at any meeting of the stockholders of this Corporation, shall require the affirmative vote of a Supermajority of the then-serving directors.

3.    Chief Executive Officer

A.    During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the Pre-Closing CEO shall serve as the Chief Executive Officer of this Corporation.

B.    During the Specified Post-Merger Period, unless a Supermajority of the then-serving directors shall have adopted a resolution to the contrary, the removal of, or failure to appoint, the Pre-Closing CEO (unless he shall have earlier resigned or otherwise permanently ceased his service to this corporation) as Chief Executive Officer of this Corporation shall require the affirmative vote of a Supermajority of the then-serving directors.

4.    Amendments to this Article XIV; Conflicts

A.    During the Specified Post-Merger Period, the provisions of this Article XIV shall not be modified, amended or repealed, and any provision of this Article XIV or other resolution inconsistent with this Article XIV shall not be adopted, or any such modification, amendment, repeal or inconsistent provision of this Article XIV or other resolutions shall not be recommended for adoption by the stockholders of this corporation without the approval of a Supermajority of the then-serving directors.

B. In the event of any inconsistency between any other provision of this Certificate of Incorporation or any provision of the by-laws of this Corporation, on the one hand, and any provision of this Article XIV, on the other hand, the provisions of this Article XIV shall control.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation of this Corporation has been executed by its duly authorized officer this [•] day of [•], 2019.

ENTEGRIS, INC.

By:
Name:
Title: